    As filed with the Securities and Exchange Commission on October 16, 1996
                                                      Registration Nos. 333-1043
                                                                        811-7543
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                    Pre-Effective Amendment No. 4   [X]


                    Post-Effective Amendment No.    [ ]
                                                 --
                                     and/or
         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                    Amendment No. 4                 [X]


                               Variable Account A
                           --------------------------
                           (Exact name of Registrant)

                         Keyport Life Insurance Company
                         ------------------------------
                               (Name of Depositor)

                   125 High Street, Boston Massachusetts 02110
                   -------------------------------------------
         (Address of Depositor's Principal Executive Offices (Zip Code)

        Depositor's Telephone Number, including Area Code:  617-526-1400

                          Bernard R. Beckerlegge, Esq.
                    Senior Vice President and General Counsel
                         Keyport Life Insurance Company
                  125 High Street, Boston, Massachusetts 02110
                     (Name and Address of Agent for Service)
                                    copy to:
                               Joan E. Boros, Esq.
                             Katten, Muchin & Zavis
                       1025 Thomas Jefferson Street, N.W.
                              Washington, DC 20007

It is proposed that this filing will become effective:
( ) immediately upon filing pursuant to paragraph (b) of Rule 485
( ) on [date] pursuant to paragraph (b) of Rule 485
( ) 60 days after filing pursuant to paragraph (a) of Rule 485
( ) on [date] pursuant to paragraph (a) of Rule 485

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2 and the Rule 24f-2 Notice for Registrant's fiscal year 1996 will be filed on or about February 28, 1997.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                  Exhibit Index on Page ___

                      CONTENTS OF REGISTRATION STATEMENT



                                The Facing Sheet

                                The Contents Page

                              Cross-Reference Sheet


                                     PART A
                                     -------

                                   Prospectus


                                     PART B
                                     ------

                       Statement of Additional Information


                                     PART C
                                     -------

                                 Items 24 - 32

                                 The Signatures

                                    Exhibits

                               VARIABLE ACCOUNT A

                         KEYPORT LIFE INSURANCE COMPANY

                        CROSS REFERENCE TO ITEMS REQUIRED
                                   BY FORM N-4

N-4 Item                                 Caption in Prospectus
--------                                 -----------------------

 1 . . . . . . . . . . .   Cover Page
 2 . . . . . . . . . . .   Glossary of Special Terms
 3 . . . . . . . . . . .   Summary of Expenses
 4 . . . . . . . . . . .   Performance Information
 5 . . . . . . . . . . .   Keyport and the Variable Account
                           Eligible Funds
 6 . . . . . . . . . . .   Deductions
 7 . . . . . . . . . . .   Allocations of Purchase Payments
                           Transfer of Variable Account Value
                           Substitution of Eligible Funds and Other Variable
                           Account Changes
                           Modification of the Certificate
                           Death Provisions for Non-Qualified Certificates
                           Death Provisions for Qualified Certificates
                           Certificate Ownership
                           Assignment
                           Partial Withdrawals and Surrender
                           Annuity Benefits
                           Suspension of Payments
                           Inquiries by Certificate Owners
 8 . . . . . . . . . . .   Annuity Provisions
 9 . . . . . . . . . . .   Death Provisions for Non-Qualified Certificates
                           Death Provisions for Qualified Certificates
                           Settlement Options
10 . . . . . . . . . . .   Purchase Payments and Applications
                           Variable Account Value
                           Valuation Periods
                           Net Investment Factor
                           Distribution of the Certificates
11 . . . . . . . . . . .   Partial Withdrawals and Surrender
                           Option 1: Income For a Fixed Number of Years
                           Right to Revoke
12 . . . . . . . . . . .   Tax Status
13 . . . . . . . . . . .   Legal Proceedings
14 . . . . . . . . . . .   Table of Contents - Statement of Additional
                           Information

                                 Caption in Statement of Additional Information
                                 ----------------------------------------------

15 . . . . . . . . . . .   Cover Page
16 . . . . . . . . . . .   Table of Contents
17 . . . . . . . . . . .   Keyport Life Insurance Company

18 . . . . . . . . . . .   Experts
19 . . . . . . . . . . .   Not applicable
20 . . . . . . . . . . .   Principal Underwriter
21 . . . . . . . . . . .   Investment Performance
22 . . . . . . . . . . .   Variable Annuity Benefits
23 . . . . . . . . . . .   Financial Statements



90232.4

                                     PART A





90232.4

********************************************************************************
********************************************************************************

     The information contained within double rows of asterisks is provided at the request of the staff of the Securities and Exchange Commission. It is not and will not be part of any documents delivered to purchasers or existing owners, and is included solely for purposes of clarifying the content of this registration statement. In addition, throughout the prospectus and statement of additional information ("SAI") that follow there are similar inserts that specifically summarize the parameters of change for the particular design feature.



     This registration statement includes a prospectus and SAI that describes a generic form of the Group Flexible Premium Deferred Annuity Contracts (the "Contracts") that are the subject of the registration statement. The prospectus and SAI contain numerous bracketed portions to indicate those portions which may be included or eliminated in any particular form of the Contracts, including but not limited to those, as follows:


                                death benefits;
                                 funding media;
                               withdrawal rights;
                              transfer privileges;
                                annuity options;
                                 other features
                         such as dollar cost averaging,
                                asset allocation,
                           systematic withdrawals, and
                              Account rebalancing.


     In all cases variations in other bracketed features, such as issue and annuity ages and interest rates, will be in conformity with state insurance law. Bracketed features representing maximum limits for which a range is not provided will not exceed, but may be less than, the amount shown. Bracketed features representing minimum limits for which a range is not provided will not be less than, but may exceed, the amount shown.



     The prospectus and SAI also include bracketed references to the fees and charges to be imposed under the particular form of the Contract. Of course, in each case, Keyport only will impose such charges in a manner and subject to the conditions of applicable rules. In connection with the various charges under the Contracts, Keyport and its separate accounts will rely upon and be limited by such rules as 0-1(e), 6c-8, 22d-2, 26a-1 and 26a-2 under the Investment Company Act of 1940, as amended, and in compliance with their respective requirements, including, but not limited to any "at-cost" standards. Any descriptions of the potential range of fees and charges should be read in the context of such rules requirements.


     Each form of the Contracts will be offered pursuant to a separate prospectus and a separate or combined SAI, as appropriate. The content of all prospectuses and SAIs will be identical with respect to contractual and securities law related features to those contained in this registration statement, except for provisions that are bracketed and which will vary within the parameters established herein, and except for non-material changes consistent with the requirements of Rule 485(b) under the 1933 Act ("Rule 485(b)").

     Except as provided for by Rule 485(b), each prospectus and SAI and related exhibits will be filed pursuant to Rule 485(a) with a request for expedited or selective review consistent with precedent and the fact that all relevant disclosure is included in this Pre-Effective Amendment
     No. 2.

*******************************************************************************
*******************************************************************************

GROUP FLEXIBLE PURCHASE PAYMENT
DEFERRED VARIABLE ANNUITY CONTRACT
ISSUED BY
Variable Account A
OF
KEYPORT LIFE INSURANCE COMPANY

This Prospectus offers Group Variable Annuity Contracts (the "Contracts") and the related Certificates (the "Certificates") that are designed to fund benefits under certain group arrangements including those that qualify for special tax treatment under the Internal Revenue Code of 1986 (the "Code"). As required by certain states, the Certificates may be offered as individual contracts. Unless otherwise noted or the context so requires all references to the Certificates include the Contracts and the individual Contracts. The Certificates are offered on a flexible payment basis.

The variable annuity Contract (form number DVA(1)) and the Certificates described in this prospectus provide for accumulation of Certificate Values on a variable basis, [and also on a fixed basis.], and payments of periodic annuity payments [on either a variable or/a] fixed basis. The Certificates are designed for use by individuals for retirement planning purposes.

This prospectus generally describes only the variable features of the Certificate [(for a summary of the fixed features, see Appendix

A on Page xx)]. If the Certificate Owner elects to have Certificate Values accumulated on a variable basis, Purchase Payments will be allocated to a segregated investment account of Keyport Life Insurance Company ("Keyport"), designated Variable Account A ("Variable Account").




********************************************************************************
********************************************************************************

     The terms XXXXX Trust, YYYYY Fund, and XX-1 Sub-Account are included to indicate that disclosure relevant to an actual Eligible Fund will be provided. The actual names of the Eligible Funds and corresponding Sub-Accounts will be included in the subsequent forms of the prospectus and SAI.

********************************************************************************
********************************************************************************



The Variable Account invests in shares of the following Eligible Funds of [The XXXXX Trust ("XXXXX Trust")] at their net asset value: [X-1, X-2 and X-3]. The Variable Account also invests in shares of the following Eligible Funds of [The YYYYY Fund ("YYYYY Fund")] at their net asset value: [Y-1, Y-2, Y-3].

The Variable Account may offer other forms of the Contracts and Certificates with features, and fees and charges which vary from the Certificates, and provide for investment in other Sub-accounts which may invest in different or additional mutual funds. Other Contracts and Certificates will be described in separate prospectuses and statements of additional information.

A Statement of Additional Information dated the same as this prospectus has been filed with the Securities and Exchange Commission and is herein incorporated by reference. It is available, at no charge, by writing Keyport at 125 High Street, Boston, MA 02110, by calling (800) 437-4466, or by returning the postcard on the back cover of this prospectus. A table of contents for the Statement of Additional Information is on Page xx.

THE CERTIFICATES MAY BE SOLD BY OR THROUGH BANKS OR OTHER DEPOSITORY INSTITUTIONS. THE CONTRACT AND CERTIFICATES: ARE NOT INSURED BY THE FDIC; ARE NOT A DEPOSIT OR OTHER OBLIGATION OF, OR GUARANTEED BY, THE DEPOSITORY INSTITUTION; AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SETS FORTH THE INFORMATION A PROSPECTIVE INVESTOR SHOULD KNOW BEFORE INVESTING. THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED BY KEYPORT TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THIS OFFERING, AND IF GIVEN OR MADE, SUCH UNAUTHORIZED INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON.

               The date of this prospectus is _______________,1996

                                TABLE OF CONTENTS
                                                                           Page

Glossary of Special Terms
Summary of Expenses
Synopsis
Performance Information
Keyport and the Variable Account
Purchase Payments and Applications
Investments of the Variable Account
     Allocations of Purchase Payments
     Eligible Funds
     Transfer of Variable Account Value
     Substitution of Eligible Funds and
     Other Variable Account Changes
Deductions
     [Deductions for Certificate Maintenance Charge]
     Deductions for Mortality and Expense Risk Charge
     [Deductions for Daily Distribution Charge]
     [Deductions for Daily Administrative Charge]
     [Deductions for Contingent Deferred Sales Charge]
     [Deductions for Transfers of Variable Account Value]
     Deductions for Premium Taxes
          Deductions for Income Taxes
     Total Variable Account Expenses
Other Services
The Certificates
     Variable Account Value
     Valuation Periods
     Net Investment Factor
     Modification of the Certificate
     Right to Revoke
Death Provisions for Non-Qualified Certificates
Death Provisions for Qualified Certificates
Ownership
Assignment
Partial Withdrawals and Surrender
Annuity Provisions
     Annuity Benefits
     Income Date and Annuity Option
     Change in Income Date and Annuity Option
     Annuity Options
     Variable Annuity Payment Values
     Proof of Age, Sex, and Survival of Annuitant
Suspension of Payments
Tax Status
     Introduction
     Taxation of Annuities in General
     Qualified Plans
     Tax-Sheltered Annuities
     Individual Retirement Annuities
     Corporate Pension and Profit-Sharing Plans
     Deferred Compensation Plans with Respect to

     Service for State and Local Governments
Variable Account Voting Privileges
Sales of the Contract and Certificates
Legal Proceedings
Inquiries by Certificate Owners
Table of Contents--Statement of Additional Information
[Appendix A--The Fixed Account (also known as the Modified
     Guaranteed Annuity Account)]
Appendix [B]--Telephone Instructions

                            GLOSSARY OF SPECIAL TERMS

ACCUMULATION UNIT: An accounting unit of measure used to calculate Variable Account Value.

ANNUITANT: The Annuitant is the natural person to whom any annuity payments will be made starting on the Income Date. The Annuitant may not be over age [80] on the Certificate Date (age [75] for Qualified Certificates).

CERTIFICATE ANNIVERSARY: The same month and day as the Certificate Date in each subsequent year of the Certificate.

CERTIFICATE DATE:   The effective date of the Certificate; it is shown on the
Certificate Schedule.

CERTIFICATE OWNER: The person (or persons in the case of joint ownership) who possesses all the ownership rights under the Certificate. The primary Certificate Owner may not be over age [80] on the Certificate Date (age [75] for Qualified Certificates and age [85] for a joint Owner).

CERTIFICATE VALUE: The [sum of the] Variable Account Value [and the Fixed Account Value].

CERTIFICATE WITHDRAWAL VALUE: The Certificate Value [increased or decreased by a limited Market Value Adjustment] less any premium taxes [and] [Certificate Maintenance Charge] [and] [applicable Contingent Deferred Sales Charges].

CERTIFICATE YEAR: Any period of 12 months commencing with the Certificate Date and each Certificate Anniversary thereafter shall be a Certificate Year.

[COVERED PERSON: The person(s) identified on the Certificate Schedule whose death may result in an Adjustment of Certificate Value [and waiver of any Contingent Deferred Sales Charges] [and a waiver of any Market Value Adjustment] [or whose medically necessary stay in a hospital or nursing facility may allow the Certificate Owner to be eligible for either a total or partial waiver of the Contingent Deferred Sales Charge].]

DESIGNATED BENEFICIARY: The person who may be entitled to receive benefits following the death of the Annuitant, Certificate Owner, or joint Certificate Owner. The Designated Beneficiary will be the first person among the following who is alive on the date of death: primary Certificate Owner; joint Certificate Owner; primary beneficiary; contingent beneficiary; and if none of the above is alive, the primary Certificate Owner's estate. If the primary Certificate Owner and joint Certificate Owner are both alive, they will be the Designated Beneficiary together.

ELIGIBLE FUNDS: The mutual funds that are eligible investments for the Variable Account under the Certificates.

[FIXED ACCOUNT: Part of Keyport's general account to which Purchase Payments may be allocated or Certificate Values may be transferred.]

[FIXED ACCOUNT VALUE: The value of all Fixed Account amounts accumulated under the Certificate prior to the Income Date.]

[GUARANTEE PERIOD ANNIVERSARY:  An anniversary of a Guarantee Period's Start
Date.]

[GUARANTEE PERIOD MONTH: The first Guarantee Period Month is the monthly period which begins on the Start Date. Subsequent Guarantee Period Months begin on the same day in the ensuing months.]

[GUARANTEE PERIOD YEAR: The first Guarantee Period Year is the annual period which begins on the Start Date. Subsequent Guarantee Period Years begin on each Guaranteed Period Anniversary.]

IN FORCE: The status of the Certificate before the Income Date so long as it is not totally surrendered, the Certificate Value under a Certificate does not go to zero, and there has not been a death of the Annuitant or any Certificate Owner that will cause the Certificate to end within at most five years of the date of death.

INCOME DATE: The date on which annuity payments are to begin.

NON-QUALIFIED CERTIFICATE: Any Certificate that is not issued under a Qualified Plan.

OFFICE: Keyport's executive office, which is 125 High Street, Boston, Massachusetts 02110.

QUALIFIED CERTIFICATE: Certificates issued under Qualified Plans.

QUALIFIED PLAN: A retirement plan established pursuant to the provisions of Sections 401, 403(b) or 408(b) of the Internal Revenue Code. Keyport treats
Section 457 plans as Qualified Plans.

[START DATE:  The date an amount is first allocated to a Guarantee Period].

VARIABLE ACCOUNT: A separate investment account of Keyport into which Purchase Payments under the Certificates may be allocated. The Variable Account is divided into Sub-Accounts ("Sub-Account") that correspond to the Eligible Funds in which they invest.

VARIABLE ACCOUNT VALUE: The value of all Variable Account amounts accumulated under the Certificate prior to the Income Date.

WRITTEN REQUEST: A request written on a form satisfactory to Keyport, signed by the Certificate Owner and a disinterested witness, and filed at Keyport's Office.

                               SUMMARY OF EXPENSES

********************************************************************************
********************************************************************************

SUMMARY OF EXPENSES WILL BE COMPLETED IN EACH RULE 497 OR 485(b) FILING.

********************************************************************************
********************************************************************************

The expense summary format below, including the examples, was adopted by the Securities and Exchange Commission to assist the owner of a variable annuity certificate in understanding the transaction and operating expenses the owner will directly or indirectly bear under a certificate. The values reflect expenses of the Variable Account as well as the Eligible Funds under the Certificates. The expenses shown for the Eligible Funds and the examples should not be considered a representation of future expenses.

                     CERTIFICATE OWNER TRANSACTION EXPENSES

Sales Load Imposed on Purchases:                       0%

Maximum Contingent Deferred Sales Charge
(as a percentage of Purchase Payments):                [7%(1)

          YEARS FROM DATE OF PAYMENT         SALES CHARGE
          --------------------------         ------------

                    1                        7%
                    2                        6%
                    3                        5%
                    4                        4%
                    5                        3%
                    6                        2%
                    7                        1%
                    8 or later                    0%]

Maximum Total Certificate Owner Transaction Expenses
  (as a percentage of Purchase Payments):                   [7%]

Annual  Certificate Maintenance Charge(2)              $[36]


[The Certificate Maintenance Charge will be waived before the Income Date if:

     (i) the Certificate Value is greater than or equal to $40,000 on the Certificate Anniversary date this charge is imposed, or

     (ii) Purchase Payments of at least [$2,500] have been made in the prior Certificate Year and there has been no partial withdrawal in the prior Certificate Year.]

[The Certificate Maintenance Charge will be waived on or after the Income Date for the current years if:

     (i) variable annuity Option A (Income for a Fixed Number of Years) is applicable; and

     (ii) at the time of the first payment of the years, the present value of all remaining payments (See "Option A" on Page xx) is greater than or equal to $40,000.]


                        VARIABLE ACCOUNT ANNUAL EXPENSES
                     (AS A PERCENTAGE OF AVERAGE NET ASSETS)

Mortality and Expense Risk Charge:                   [1.25%]
[Distribution Charge:]                               [ .15%]
[Administrative Charge:]                                  [ .15%]
Total Variable Account Annual Expenses:                   [1.55%]

[XXXXX TRUST AND YYYYY FUND] ANNUAL EXPENSES(3)
(as a percentage of average net assets)

          MANAGEMENT          OTHER               TOTAL FUND
FUND      FEES                EXPENSES       OPERATING EXPENSES(4)
----      ----------          --------       ------------------
                                             [After Expense
                                             Reimbursements]

THE ABOVE EXPENSES FOR THE ELIGIBLE FUNDS WERE PROVIDED BY THE FUNDS. KEYPORT HAS NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.




EXAMPLE #1 -- ASSUMING SURRENDER OF THE CERTIFICATE AT THE END OF THE PERIODS SHOWN.(5)

A $1,000 INVESTMENT IN EACH SUB-ACCOUNT LISTED WOULD BE SUBJECT TO THE EXPENSES SHOWN, ASSUMING 5% ANNUAL RETURN ON ASSETS.


SUB-ACCOUNT         1 YEAR         3 YEARS        5 YEARS        10 YEARS
-----------         ------         -------        -------        --------

EXAMPLE #2 -- ASSUMING ANNUITIZATION OF THE CERTIFICATE AT THE END OF THE PERIODS SHOWN.(5)

A $1,000 INVESTMENT IN EACH SUB-ACCOUNT LISTED WOULD BE SUBJECT TO THE EXPENSES SHOWN, ASSUMING 5% ANNUAL RETURN ON ASSETS.

SUB-ACCOUNT         1 YEAR         3 YEARS        5 YEARS        10 YEARS
-----------         ------         -------        -------        --------

EXAMPLE #3 -- ASSUMING THE CERTIFICATE STAYS IN FORCE THROUGH THE PERIODS SHOWN.

A $1,000 INVESTMENT IN EACH SUB-ACCOUNT LISTED WOULD BE SUBJECT TO THE SAME EXPENSES SHOWN IN EXAMPLE #2, ASSUMING 5% ANNUAL RETURN ON ASSETS.


[(1)Contingent Deferred Sales Charges are deducted only if the Certificate is totally or partially surrendered. A surrender will not incur the Charge percentage shown as follows:
     1. In any Certificate Year, Certificate Owners may withdraw an aggregate amount, not to exceed, at the time of withdrawal, the Certificate's earnings, which equal: (a) the Certificate Value, less (b) the portion of the Purchase Payments not previously withdrawn.
     2. In any Certificate Year after the first, Certificate Owners may withdraw, in addition to the amount available in 1., the amount by which 10% of the Certificate Value as of the preceding Certificate Anniversary exceeds the amount available in 1.]


(2)[Keyport reserves the right to impose a transfer fee after prior notice to Certificate Owners, but currently does not impose any charge.] Premium taxes are not shown. Keyport deducts the amount of premium taxes, if any, when paid unless Keyport elects to defer such deduction.


(3)[The XXXXX Trust] expenses are for 199[4]. [The YYYYY Fund] expenses are estimated and reflect the [YYYYY Fund's] Manager's agreement to reimburse expenses above certain limits (see footnote 4).



[(4)[YYYYY Fund's] manager has agreed until [a/bb/cc] to reimburse all expenses, including management fees, in excess of the following percentage of the average annual net assets of each Fund, so long as such reimbursement would not result in the Fund's inability to qualify as a regulated investment company under the Internal Revenue Code. The total percentages shown in the table for [YY-1, YY-2 and YY-3] are after expense reimbursement. Each percentage shown in the parentheses is what the total for 199[ ] would be in the absence of expense reimbursement: for [YY-1 - xxx%; for YY-2 - xxx%; and for YYY-3 - xxx%.]]


(5)The annuity is designed for retirement planning purposes. Surrenders prior to the Income Date are not consistent with the long-term purposes of the Certificate and the applicable tax laws.

THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND CHARGES OF THE SUB-ACCOUNTS. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. SIMILARLY, THE ASSUMED 5%

ANNUAL RATE OF RETURN IS NOT AN ESTIMATE OR A GUARANTEE OF FUTURE INVESTMENT PERFORMANCE. See "Deductions" in this prospectus, ["How the Funds are Managed"] in the prospectus for [XXXXX Trust], and ["Trust Management Organizations"] and ["Expenses of the Funds"] in the prospectus for [YYYYY Fund].



                                    SYNOPSIS

The following Synopsis should be read in conjunction with the detailed information in this prospectus and the Statement of Additional Information. Please refer to the Glossary of Special Terms for the meaning of certain defined terms. Variations from the information appearing in this prospectus due to individual state requirements are described in supplements which are attached to this prospectus, or in endorsements to the Certificates, as appropriate.

The Certificate allows Certificate Owners to allocate Purchase Payments to the Variable Account [and also to the Fixed Account.] The Variable Account is a separate investment account maintained by Keyport. [The Fixed Account is part of Keyport's "general account", which consists of all Keyport's assets except the Variable Account and the assets of other separate accounts maintained by Keyport.] Certificate Owners may allocate payments to, and receive annuity payments from the Variable Account [and/or the Fixed Account]. If the Certificate Owner allocates payments to the Variable Account, the accumulation values and annuity payments will fluctuate according to the investment experience of the Sub-Accounts chosen. [If the Certificate Owner allocates payments to the Fixed Account, the accumulation values will increase at guaranteed interest rates and annuity payments will be of a fixed amount. [Fixed Account Values are subject to a limited market value adjustment]. (See Appendix A on Page xx for more information on the Fixed Account.)] [If the Certificate Owner allocates payments to both Accounts, then the accumulation values and annuity payments will be variable in part and fixed in part.]


The Certificate permits Purchase Payments to be made on a flexible Purchase Payment basis. The minimum initial payment is $[5,000]. The minimum amount for each subsequent payment is $[1,000]. (See "Purchase Payments" on Page x.)


There are no deductions made from Purchase Payments for sales charges at the time of purchase. [A Contingent Deferred Sales Charge may be deducted in the event of a total or partial surrender (see "Surrenders" on Page xx). The Contingent Deferred Sales Charge is based on a graded table of charges. The charge will not exceed [7]% of that portion of the amount surrendered that represents Purchase Payments made during the [seven] years immediately preceding the request for surrender. (See "Deductions for Contingent Deferred Sales Charge" on Page xx.)]

Keyport deducts a Mortality and Expense Risk Charge, which is equal on an annual basis to [1.25]% of the average daily net asset values in the Variable Account attributable to the Certificates. (See "Deductions for Mortality and Expense Risk Charge" on Page xx.) [Keyport also deducts a daily distribution charge which is equal on an annual basis to [.15%] of the same values. (See "Deductions for Daily Sales Charge" on Page xx.)] [Keyport deducts a Daily Administrative Charge which is equal on an annual basis to [.15]% of the same values. (See "Deductions for Daily Administrative Charge" on Page xx.)]

[Keyport deducts an annual Certificate Maintenance Charge (currently $[36.00]) from the Variable Account Value for administrative expenses. Prior to the Income Date, Keyport reserves the right to change this charge for future years. [Keyport will in certain instances waive this charge.] (See "Deductions for Certificate Maintenance Charge" on Page xx.)]

Keyport reserves the right to deduct a charge of $[50] for each transfer in excess of [12] per Certificate Year.

Premium taxes will be charged against the Certificate Value. Currently such premium taxes range from 0% to 5.0%. (See "Deductions for Premium Taxes" on Page xx.)

There are no federal income taxes on increases in the value of a Certificate until a distribution occurs, in the form of a lump sum payment, annuity payments, or the making of a gift or assignment of the Certificate. A federal penalty tax (currently 10%) may also apply. (See "Tax Status" on Page xx.)


The Certificate allows the Certificate Owner to revoke the Certificate generally within 10 days of delivery (see "Right to Revoke" on Page xx). For most states, Keyport will refund the Certificate Value as of the date the returned Certificate is received by Keyport, plus any distribution charges previously deducted. The Certificate Owner thus will bear the investment risk during the revocation period. In other states, Keyport will return Purchase Payments. In such other states Purchase Payments will be allocated to the [XX-1] Sub-Account during the "freelook" period plus an additional 10 days.


The full financial statements for [the Variable Account and] Keyport are in the Statement of Additional Information.


                             PERFORMANCE INFORMATION

The Variable Account may from time to time advertise certain performance information concerning its various Sub-Accounts.


[Keyport has been offering and certain of the Eligible Funds have been available for contracts for periods prior to the commencement of the offering of the Certificates described in this prospectus. The performance information will be based on historical results of Eligible Funds that apply to the Certificate for the specified time periods.]


This performance information is not intended to indicate either past performance under an actual Certificate or future performance.

The Sub-Accounts may advertise total return information for various periods of time. Total return performance information is based on the overall percentage change in value of a hypothetical investment in the specific Sub-Account over a given period of time.

Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Sub-Account and a Certificate [(including any Contingent Deferred Sales Charge that would apply if a Certificate Owner surrendered the Certificate at the end of each period indicated)]. Average total return does not take into account any premium taxes and would be lower if these taxes were included.

In order to calculate average annual total return, Keyport divides the change in value of a Sub-Account under a Certificate surrendered on a particular date by a hypothetical $1,000 investment in the Sub-Account made by the Certificate Owner at the beginning of the period illustrated. The resulting total rate for the period is then annualized to obtain the average annual percentage change during the period. Annualization assumes that the application of a single rate of return each year during the period will produce the ending value, taking into account the effect of compounding.

The Sub-Accounts may present additional total return information computed on a different basis.

[First, the Sub-Accounts may present total return information computed on the same basis as described above, except deductions will not include the Contingent Deferred Sales Charge. This presentation assumes that the investment in the Certificate continues beyond the period when the Contingent Deferred Sales Charge applies, consistent with the long-term investment and retirement objectives of the Certificate. The total return percentage will thus be higher under this method than the standard method described above.]

[Second,] the Sub-Accounts may present total return information calculated by dividing the change in a Sub-Account's Accumulation Unit value over a specified time period by the Accumulation Unit value of that Sub-Account at the beginning of the period. This computation results in a 12-month change rate or, for longer periods, a total rate for the period which Keyport annualizes in order to obtain the average annual percentage change in the Accumulation Unit value for that period. The change percentages do not take into account [the Contingent Deferred Sales Charge, the Certificate Maintenance Charge and] premium tax charges. The percentages would be lower if these charges were included.


The [XX-1] Sub-Account is a money market Sub-Account that also may advertise yield and effective yield information. The yield of the Sub-Account refers to the income generated by an investment in the Sub-Account over a specifically identified 7-day period. This income is annualized by assuming that the amount of income generated by the investment during that week is generated each week over a 52-week period and is shown as a percentage. The yield reflects the deduction of all charges assessed against the Sub-Account and a Certificate but does not take into account [Contingent Deferred Sales Charges and] premium tax charges. The yield would be lower if these charges were included.



The effective yield of the [XX-1] Sub-Account is calculated in a similar manner but, when annualizing such yield, income earned by the Sub-Account is assumed to be reinvested. This compounding effect causes effective yield to be higher than yield.



                        KEYPORT AND THE VARIABLE  ACCOUNT

Keyport Life Insurance Company was incorporated in Rhode Island in 1957 as a stock life insurance company. Its executive and administrative offices are at 125 High Street, Boston, Massachusetts 02110 and its home office is at 235 Promenade Street, Providence, Rhode Island 02903.

Keyport writes individual life insurance and individual and group annuity contracts on a non-participating basis. Keyport is licensed to do business in all states except New York and is also licensed in the District of Columbia and the Virgin Islands. Keyport has been rated A+ (Superior) by A.M. Best and Company, independent analysts of the insurance industry. Keyport has been rated A+ each year since 1976, the first year Keyport was subject to Best's alphabetic rating system. Standard & Poor's ("S & P") has rated Keyport AA- for excellent financial security, Moody's has rated Keyport A1 for good financial strength and Duff & Phelps has rated Keyport AA- for very high claims paying ability. The Best's

A+ rating is in the highest rating category, which also includes A++. S & P and Duff & Phelps have one rating category above AA and Moody's has two rating categories above A. The Moody's "1" modifier signifies that Keyport is in the higher end of the A category while the S&P and Duff & Phelps "-" modifier signifies that Keyport is at the lower end of the AA category. These ratings merely reflect the opinion of the rating company as to the relative financial strength of Keyport and Keyport's ability to meet its contractual obligations to its policyholders. Even though assets in the Variable Account are held separately from Keyport's other assets, ratings of Keyport may still be relevant to Certificate Owners since not all of Keyport's contractual obligations relate to payments based on those segregated assets (e.g., see "Death Provisions" for Keyport's obligation after certain deaths to increase the Certificate Value if it is less than Death Benefit Amount or otherwise enhance the death benefit with interest).

Keyport is one of the Liberty Financial Companies. Keyport is ultimately controlled by Liberty Mutual Insurance Company of Boston, Massachusetts, a multi-line insurance and financial services institution.

The Variable Account was established by Keyport pursuant to the provisions of Rhode Island Law on January 30, 1996. The Variable Account meets the definition of "separate account" under the federal securities laws. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Such registration does not involve supervision of the management of the Variable Account or Keyport by the Securities and Exchange Commission.

Obligations under the Certificates are the obligations of Keyport. Although the assets of the Variable Account are the property of Keyport, these assets are held separately from the other assets of Keyport and are not chargeable with liabilities arising out of any other business Keyport may conduct. Income, capital gains and/or capital losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to the income, capital gains, and/or capital losses arising out of any other business Keyport may conduct. Thus, Keyport does not guarantee the investment performance of the Variable Account. The Variable Account Value and the amount of variable annuity payments will vary with the investment performance of the investments in the Variable Account.


                       PURCHASE PAYMENTS AND APPLICATIONS

********************************************************************************
********************************************************************************

     The minimums and maximums described in the following paragraph may vary within any limits permitted under state insurance law and Keyport's administrative guidelines in existence at the time of issuance of the Certificate.

********************************************************************************
********************************************************************************

The initial Purchase Payment is due on the Certificate Date. The minimum initial Purchase Payment is $[5,000]. Additional Purchase Payments can be made at the Certificate Owner's option. Each subsequent Purchase Payment must be at least $[1,000] or such lesser amount as Keyport may permit from time to time [(currently $250)]. Keyport may reject any Purchase Payment.

If the application for a Certificate is in good order and it calls for amounts to be allocated to the Variable Account, Keyport will apply the initial Purchase Payment to the Variable Account and credit the Certificate with Accumulation Units within two business days of receipt. If the application for a Certificate is not in good order, Keyport will attempt to get it in good order within five business days. If it is not complete at the end of this period, Keyport will inform the applicant of the reason for the delay and that the Purchase Payment will be returned immediately unless the applicant specifically consents to Keyport's keeping the Purchase Payment until the application is complete. Once the application is complete, the Purchase Payment will be applied within two business days of its completion. Keyport has reserved the right to reject any application.

Keyport confirms, in writing, to the Certificate Owner the allocation of all Purchase Payments and the re-allocation of values after any requested transfer. Keyport must be notified immediately by the Certificate Owner of any processing error.

Keyport will permit others to act on behalf of an applicant in certain instances, including the following two examples. First, Keyport will accept an application for a Certificate that contains a signature signed under a power of attorney if a copy of that power of attorney is submitted with the application. Second, Keyport will issue a Certificate that is not replacing an unaffiliated company's existing life insurance or annuity policy without having previously received a signed application from the applicant. Certain dealers or other authorized persons such as employers and Qualified Plan fiduciaries will inform Keyport of an applicant's answers to the questions in the application by telephone or by order ticket and cause the initial Purchase Payment to be paid to Keyport. If the information is in good order, Keyport will issue the Certificate with a copy of an application completed with that information. The Certificate will be delivered to the Certificate Owner with a letter from Keyport that will give the Certificate Owner an opportunity to respond to Keyport if any of the application information is incorrect. Alternatively, Keyport's letter may request the Certificate Owner to confirm the correctness of the information by signing either a copy of the application or a Certificate delivery receipt that ratifies the application in all respects (in either case, a copy of the signed document would be returned to Keyport for its permanent records). All purchases are confirmed, in writing, to the applicant by Keyport. Keyport's liability under a Certificate extends only to amounts so confirmed.


                       INVESTMENTS OF THE VARIABLE ACCOUNT

                        ALLOCATIONS OF PURCHASE PAYMENTS


********************************************************************************
********************************************************************************

     The percentage of required allocations to each Sub-Account may vary from 1% to 10%.

********************************************************************************
********************************************************************************


Purchase Payments applied to the Variable Account will be invested in one or more of the Eligible Fund Sub-Accounts designated as permissible investments in accordance with the selection made by the Certificate Owner in the application. Any selection must specify the percentage of the Purchase Payment that is allocated to each Sub-Account [or must specify the asset allocation model selected. (See Other Services, the Programs on Page xx).] The percentage for each Sub-Account, if not zero, must be at least [10]% and must be a whole number. A Certificate Owner may change the allocation percentages without fee, penalty or other charge. Allocation changes must be made by Written Request unless the Certificate Owner has by Written Request authorized Keyport to accept telephone allocation instructions from the Certificate Owner or from a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney. By authorizing Keyport to accept telephone changes, a Certificate Owner agrees to accept and be bound by the conditions and procedures established by Keyport from time to time. The current conditions and procedures are in Appendix [B] and Certificate Owners authorizing telephone allocation instructions will be notified, in advance, of any changes.

The Variable Account is segmented into Sub-Accounts. Each Sub-Account contains the shares of one of the Eligible Funds and such shares are purchased at net asset value. Eligible Funds and Sub-accounts may be added or withdrawn as permitted by applicable law. The Sub-Accounts in the Variable Account and the corresponding Eligible Funds currently are as follows:

********************************************************************************
********************************************************************************

     TEXT HERE WILL DESCRIBE ELIGIBLE FUNDS AND CORRESPONDING SUB-ACCOUNTS


********************************************************************************
********************************************************************************
ELIGIBLE FUNDS OF [XXXXX TRUST]         SUB-ACCOUNTS
-------------------------------         ------------

[XX-1]                                  [XX-1 Sub-Account]
[XX-2]                                  [XX-2 Sub-Account]
[XX-3]                                  [XX-3 Sub-Account]


ELIGIBLE FUNDS OF [YYYYY FUND]          SUB-ACCOUNTS
------------------------------          ------------

[YY-1]                                  [YY-1 Sub-Account]
[YY-2]                                  [YY-2 Sub-Account]
[YY-3]                                  [YY-3 Sub-Account]



                                 ELIGIBLE FUNDS

The Eligible Funds which are the permissible investments of the Variable Account are the separate funds of [XXXXX Trust, the separate funds of YYYYY Fund], and any other mutual funds with which Keyport and the Variable Account may enter into a participation agreement for the purpose of making such mutual funds available as Eligible Funds under certain Certificates.

********************************************************************************
********************************************************************************

             TEXT HERE WILL DESCRIBE INDIVIDUAL INVESTMENT ADVISERS

********************************************************************************
********************************************************************************

The investment objectives of the Eligible Funds are briefly described below. More detailed information, including investor considerations related to the risks of investing in a particular Eligible Fund, may be found in the current prospectus for that Fund. An investor should read that prospectus carefully before selecting a fund for investing. The prospectus is available, at no charge, from a salesperson or by writing Keyport at the address shown on Page 1 or by calling (800) 437-4466.


ELIGIBLE FUNDS OF [XXXXX TRUST]
AND VARIABLE ACCOUNT SUB-ACCOUNTS       INVESTMENT OBJECTIVE

---------------------------------       --------------------

********************************************************************************
********************************************************************************

             TEXT HERE WILL DESCRIBE FUNDS AND INVESTMENT OBJECTIVES


********************************************************************************
********************************************************************************
ELIGIBLE FUNDS OF [YYYYY FUND]
AND VARIABLE ACCOUNT SUB-ACCOUNTS            INVESTMENT OBJECTIVE
---------------------------------            --------------------


THERE IS NO ASSURANCE THAT THE ELIGIBLE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.


[XXXXX and YYYYY] Funds are funding vehicles for variable annuity contracts and variable life insurance policies offered by separate accounts of Keyport and of insurance companies affiliated and unaffiliated with Keyport. The risks involved in this "mixed and shared funding" are disclosed in the Trust's and Fund's prospectus under the caption ["The Trust"] and [SALES AND REDEMPTIONS,] respectively.



                       TRANSFER OF VARIABLE ACCOUNT VALUE

********************************************************************************
********************************************************************************


     The number of transfers will vary between zero (0) and the maximum number that Keyport determines is consistent with interpretations of applicable tax law restrictions on contract owner control which may permit an unlimited number of transfers. The transfer charge, if any, imposed on transfers in excess of the stipulated number will not exceed the lesser of $50 or the administrative cost for each transfer in excess of that number. The maximum number of free transfers, assuming the imposition of a transfer charge, will be 12. The minimum amount that may be transferred will range between $0 and $500, and the minimum required remaining Sub-Account Value ranges between $0 and $100.


********************************************************************************
********************************************************************************


Certificate Owners may transfer Variable Account Value from one Sub-Account to another Sub-Account [and/or to the Fixed Account]. Currently [x] transfers are permitted. The minimum amount of Variable Account Value that may be transferred is [$500] and the remaining Variable Account Value in the Sub-Account is [$100].


The Certificate allows Keyport to charge a transfer fee and to limit the number of transfers that can be made in a specified time period. Certificate Owners should be aware that transfer limitations may prevent a Certificate Owner from making a transfer on the date he or she wants to, with the result that the Certificate Owner's future Certificate Value may be lower than it would have been had the transfer been made on the desired date. Currently, Keyport is [not] charging a transfer fee [of [x] for each transfer in excess of [xx] per Certificate Year.] For transfers under different Certificates that are being requested under powers of attorney with a common attorney-in-fact or that are, in Keyport's determination, based on the recommendation of a common investment adviser or broker/dealer, there is a transfer limitation of one transfer every 30 days.

Keyport is also limiting each transfer to a maximum of $500,000. All transfers requested for a Certificate on the same day will be treated as a single transfer and the total combined transfer amount will be subject to the $500,000 limitation. If the $500,000 limitation is exceeded, no amount of the transfer will be executed by Keyport.

In applying the $500,000 limitation, Keyport may treat as one transfer all transfers requested by a Certificate Owner for multiple Certificates he or she owns. If the $500,000 limitation is exceeded for multiple transfers requested on the same day that are treated as a single transfer, no amount of the transfer will be executed by Keyport.

In applying the $500,000 limitation to transfers requested by a common attorney-in-fact or investment adviser, Keyport will treat as one transfer all transfers requested under different Certificates that are being requested under powers of attorney with a common attorney-in-fact or that are, in Keyport's determination, based on the recommendation of a common investment adviser or broker/dealer. If the $500,000 limitation is exceeded for multiple transfers requested on the same day that are treated as a single transfer, no amount of the transfer will be executed by Keyport. If a transfer is executed under one Certificate and, within the next 30 days, a transfer request for another Certificate is determined by Keyport to be related to the executed transfer under this paragraph's rules, the transfer request will not be executed by Keyport. In order for it to be executed, it would need to be requested again after the 30 day period has expired and it, along with any other transfer requests that are collectively treated as a single transfer, would need to total less than $500,000.

Keyport's interest in applying these limitations is to protect the interests of both Certificate Owners who are not engaging in significant transfer activity and Certificate Owners who are engaging in such activity. Keyport has determined that the actions of Certificate Owners engaging in significant transfer activity among Sub-Accounts may cause an adverse affect on the performance of the Eligible Fund for the Sub-Account involved. The movement of Sub-Account values from one Sub-Account to another may prevent the appropriate Eligible Fund from taking advantage of investment opportunities because it must maintain a liquid position in order to handle redemptions. Such movement may also cause a substantial increase in Fund transaction costs which must be indirectly borne by Certificate Owners.

Certificate Owners will be notified, in advance, of the imposition of any transfer fee or of a change in the limitation on the number of transfers. The fee will not exceed the lesser of $[50] and the cost of effecting a transfer.

Transfers must be made by Written Request unless the Certificate Owner has by Written Request authorized Keyport to accept telephone transfer requests from the Certificate Owner or from a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney. By authorizing Keyport to accept telephone transfer instructions, a Certificate Owner agrees to accept and be bound by the conditions and procedures established by Keyport from time to time. The current conditions and procedures are in Appendix [B] and Certificate Owners authorizing telephone transfers will be notified, in advance, of any changes. Written transfer requests may be made by a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney.

Transfer requests received by Keyport before the close of trading on the New York Stock Exchange (currently 4:00 PM Eastern Time) will be initiated at the close of business that day. Any requests received later will be initiated at the close of the next business day. Each request from a Certificate Owner to transfer value will be executed by both redeeming and acquiring Accumulation Units on the day Keyport initiates the transfer.

If 100% of any Sub-Account's value is transferred and the allocation formula for Purchase Payments includes that Sub-Account, then the allocation formula for future Purchase Payments will automatically change unless the Certificate Owner instructs otherwise. For example, if the allocation formula is 50% to Sub-Account A and 50% to Sub-Account B and all of Sub-Account A's value is transferred to Sub-Account B, the allocation formula will change to 100% to Sub-Account B unless the Certificate Owner instructs otherwise.



        SUBSTITUTION OF ELIGIBLE FUNDS AND OTHER VARIABLE ACCOUNT CHANGES

If the shares of any of the Eligible Funds should no longer be available for investment by the Variable Account or if in the judgment of Keyport's management further investment in such fund shares should become inappropriate in view of the purpose of the Certificate, Keyport may add or substitute shares of another Eligible Fund or of another mutual fund for Eligible Fund shares already purchased under the Certificate. No substitution of Fund shares in any Sub-Account may take place without prior approval of the Securities and Exchange Commission and notice to Certificate Owners, to the extent required by the Investment Company Act of 1940.

Keyport has also reserved the right, subject to compliance with the law as currently applicable or subsequently changed: (a) to operate the Variable Account in any form permitted under the Investment Company Act of 1940 or in any other form permitted by law; (b) to take any action necessary to comply with or obtain and continue any exemptions from the Investment Company Act of 1940 or to comply with any other applicable law; (c) to transfer any assets in any Sub-Account to another Sub-Account, or to one or more separate investment accounts, or to Keyport's general account; or to add, combine or remove Sub-Accounts in the Variable Account; and (d) to change the way Keyport assesses charges, so long as the aggregate amount is not increased beyond that currently charged to the Variable Account and the Eligible Funds in connection with the Certificates.


                                   DEDUCTIONS

                 [DEDUCTIONS FOR CERTIFICATE MAINTENANCE CHARGE

********************************************************************************
********************************************************************************

     The Certificate Maintenance Charge, as stated in the body of the prospectus never will exceed the anticipated costs of administering the Certificates. Moreover, it will not exceed a maximum dollar amount of $100. Under certain forms of the Certificate Keyport may not impose any Certificate Maintenance Charge. The amount of purchase payments necessary to support a waiver of the charge ranges between $1000 and $5000.

********************************************************************************
********************************************************************************
Keyport has responsibility for all administration of the Certificates and the Variable Account. This administration includes, but is not limited to, preparation of the Certificates, maintenance of Certificate Owners' records, and all accounting, valuation, regulatory and reporting requirements. Keyport makes a Certificate Maintenance Charge for such services during the accumulation and annuity payment periods. At the present time the Certificate Maintenance Charge is $[36] per Certificate Year. PRIOR TO THE INCOME DATE THE CERTIFICATE MAINTENANCE CHARGE IS NOT GUARANTEED AND MAY BE CHANGED BY KEYPORT. The charge will not exceed the anticipated costs of administering the Certificate.

[The Certificate Maintenance Charge will be waived if:

      (i) the Certificate Value is greater than $40,000 on the date this charge is imposed, or

     (ii) Purchase Payments of at least [$2,500] have been made in the prior Certificate Year and there has been no partial withdrawal in the prior Certificate Year.]

Prior to the Income Date, the full amount of the charge will be deducted from the Variable Account Value on each Certificate Anniversary and on the date of any total surrender not falling on the Certificate Anniversary. On the Income Date, a pro-rata portion of the charge due on the next Certificate Anniversary will be deducted from the Variable Account Value. This pro-rata charge covers the period from the prior Certificate Anniversary to the Income Date. For example, if the Income Date occurs 73 days after that prior anniversary, then one-fifth (i.e., 73 days/365 days) of the annual charge would be deducted on the Income Date. The charge will be deducted from each Sub-Account in the proportion that the value of each bears to the Variable Account Value.

Once annuity payments begin on the Income Date or once they begin after surrender benefits are applied under a settlement option, the yearly cost of the Certificate Maintenance Charge for a payee's annuity will be the same as the yearly amount in effect immediately before the annuity payments begin. Keyport may not later change the amount of the Certificate Maintenance Charge deducted from the annuity payments. The charge will be deducted on a pro-rata basis from each annuity payment. For example, if annuity payments are monthly, then one-twelfth of the annual charge will be deducted from each payment.]

********************************************************************************
********************************************************************************

     The Mortality and Expense Risk Charge as stated in the body of the prospectus will vary between 35 and 125 basis points. The variations will depend upon the precise combination of features and are designed to compensate Keyport for the costs it expects to incur, based on those particular benefits and features incorporated into the particular form of the Certificate, over the period the Certificate is in force.

********************************************************************************
********************************************************************************

                Deductions for Mortality and Expense Risk Charge

Although variable annuity payments made to Annuitants will vary in accordance with the investment performance of the investments of the Variable Account, they will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. Keyport guarantees the Death Benefits described below (see "Death Benefits"). [Keyport assumes an expense risk that the asset-based Administrative Charge will be insufficient to cover the anticipated portion of Keyport's administrative expenses.] [Keyport assumes an expense risk since the Certificate Maintenance Charge after the Income Date will stay the same and not be affected by variations in expenses.]

To compensate it for assuming mortality and expense risks, for each Valuation Period Keyport deducts from each Sub-Account a Mortality and Expense Risk Charge equal on an annual basis to [.35 - 1.25]% of the average daily net asset value of the Sub-Account. The charge is deducted during both the accumulation and annuity periods (i.e., both before and after the Income Date). Less than the full charge will be deducted from Sub-Account values attributable to Certificates issued to employees of Keyport and other persons specified in "Sales of the Certificate".


                    [DEDUCTIONS FOR DAILY DISTRIBUTION CHARGE

********************************************************************************
********************************************************************************
     A daily Distribution Charge may not apply to all forms of the Certificate. It will be imposed at a maximum rate of 15 basis points of net assets when such imposition combined with any contingent deferred sales charge does not result in the imposition of sales charges that exceed 9% of Purchase Payments.

********************************************************************************
********************************************************************************

Keyport also deducts from each Sub-Account each Valuation Period a daily Distribution Charge equal on an annual basis to 0.[15]% of the average daily net asset value of the Sub-Account. This charge compensates Keyport for certain sales distribution expenses relating to the Certificate.

This charge will not be deducted from Sub-Account values attributable to Certificates that have reached the maximum cumulative distribution charge limit defined below and to Certificates issued to employees of Keyport and other persons specified in "Sales of the Certificate". The charge is also not deducted from Sub-Account values attributable to Annuity Units. Keyport may decide not to deduct the charge from Sub-Account values attributable to a Certificate issued in an internal exchange or transfer of an annuity contract of Keyport's general account.]


                   [DEDUCTIONS FOR DAILY ADMINISTRATIVE CHARGE

********************************************************************************
********************************************************************************

     A daily Administrative Charge may not apply to all forms of the Certificate. The maximum daily Administrative Charge will be 15 basis points. This charge may be adjusted giving consideration to the amount of the Certificate Maintenance Charge, but in no event greater than anticipated costs for the Certificates.

********************************************************************************
********************************************************************************

Keyport also deducts from each Sub-Account each Valuation Period an Administrative Charge equal on an annual basis to 0.[15]% of the average daily net asset value of the Sub-Account. This charge compensates Keyport for a portion of the administrative expenses relating to the Certificate.]


                [DEDUCTIONS FOR CONTINGENT DEFERRED SALES CHARGE

********************************************************************************
********************************************************************************

     The Contingent Deferred Sales Charge may not apply to all forms of the Certificate. The Contingent Deferred Sales Charge, including any amounts deducted through the daily Sales Charge, will not exceed 9% of Purchase Payments. The Contingent Deferred Sales Charge, not including any amount deducted through the daily Sales Charge, will in no event exceed a duration of 7 years and 7%.

********************************************************************************
********************************************************************************

A sales charge is not deducted from the Certificate's Purchase Payments when initially received. However, a Contingent Deferred Sales Charge may be deducted upon a surrender.

In order to determine whether a Contingent Deferred Sales Charge will be due upon a partial or total surrender, Keyport maintains a separate set of records. These records identify the date and amount of each Purchase Payment made to the Certificate and the Certificate Value over time.

Certificate Owners will be permitted to make partial surrenders during the Accumulation Period without incurring a Contingent Deferred Sales Charge, as follows:

          1. In any Certificate Year, Certificate Owners may withdraw an aggregate amount not to exceed, at the time of the withdrawal, the Certificate's earnings, which equal: (a) the Certificate Value, less (b) the portion of the Purchase Payments not previously withdrawn.

          2. In any Certificate Year after the first, Certificate Owners may withdraw, in addition to the amount available in 1., the amount by which 10% of the Certificate Value as of the preceding Certificate Anniversary exceeds the amount available in 1.

Contingent Deferred Sales Charges, as discussed below, will be deducted with respect to withdrawals in excess of these amounts.

In computing the applicable charge amounts, the amount of any surrender in any Certificate Year after the first as set forth in 2. above, will be deducted from the Purchase Payments in chronological order from the oldest to the most recent until the amount is fully deducted. Any amount so deducted will not be subject to a charge.

The following additional amounts will be deducted from the Purchase Payments in the same chronological order: the amount of any surrender in the first Certificate Year in excess of the amount set forth in 1. above and the amount of any surrender in any later Certificate Year in excess of the combined amount set forth in 1. and 2. above. The Contingent Deferred Sales Charge for each Purchase Payment from which a deduction is made will be equal to (a) multiplied by (b), where:

(a)  is the amount so deducted; and

(b) is the applicable percentage for the number of years that have elapsed from the date of that payment to the date of surrender. Years are measured from the month and day of payment to the same month and day in each subsequent calendar year. The percentages applicable to each Purchase Payment during the [seven] years after the date of its payment are: [7% during year 1; 6% during year 2; 5% during year 3; 4% during year 4; 3% during year 5; 2% during year 6; 1% during year 7;] and 0% thereafter.

The applicable Contingent Deferred Sales Charges for each Purchase Payment are then totalled. The lesser of this total amount and the Certificate's maximum cumulative distribution charge will be deducted from the Certificate Value in the same manner as the surrender amount. The maximum cumulative distribution charge is equal to (a) less (b), where (a) is 9% of the total Purchase Payments made to the Certificate and (b) is the sum of all prior Contingent Deferred Sale Charge deductions from the Certificate Value [and all prior Variable Account daily distribution charges applicable to the Certificate from the 0.15% distribution charge factor.] After each surrender, Keyport's records will be adjusted to reflect any deductions made from the applicable Purchase Payments.

Example: Two Purchase Payments were made one year apart for $5,000 and $7,000. The Certificate Value has grown to an assumed $13,200 when the Certificate Owner decides to withdraw $8,000. The Certificate Value at the beginning of the Certificate Year of surrender was $13,000. The Contingent Deferred Sales Charge percentages at the time of surrender are an assumed 5% for the $5,000 payment and 6% for the $7,000 payment. The portion of the surrender representing the Certificate's earnings ($13,200 less $12,000, or $1,200) would not be subject to charges. Since $1,200 is less than the amount guaranteed not to have charges (10% of $13,000, or $1,300), an additional $100 would not be subject to charges. This $100 would be deducted from the oldest Purchase Payment, reducing it from $5,000 to $4,900. The $1,200 increase in value plus the additional $100 leaves $6,700 ($8,000 - 1,200 - 100) to be deducted. This $6,700 would be deducted from the $4,900 of the first payment still left and $1,800 of the second payment. The total Contingent Deferred Sales Charge would be $4,900 multiplied by the applicable 5% and $1,800 times the applicable 6%, or a total of $353.
The distribution charge records would now reflect $0 for the 1st payment and $5,200 for the 2nd payment. The $8,000 requested plus the $353 charge would be deducted from Certificate Values under the rules specified in the "Surrenders" section.


********************************************************************************
********************************************************************************

     The maximum compensation payable on the sale of Certificates is 6.50%.

********************************************************************************
********************************************************************************


The Contingent Deferred Sales Charge, when it is applicable, will be used to cover the expenses of selling the Certificate, including compensation paid to selling dealers and the cost of sales literature. Any expenses not covered by the charge will be paid from Keyport's general account, which may include monies deducted from the Variable Account for the Mortality and Expense Risk Charge. A dealer selling the Certificate may receive up to [6.25%] of Purchase Payments [with additional compensation later based on the Certificate Value of those payments. During certain time periods selected by Keyport and [KFSC], the percentage may increase to [6.50]%.]

The Contingent Deferred Sales Charge will be waived in the event a Covered Person is confined in a medical facility in accordance with the provisions and conditions of an endorsement relating to such confinements.

The Contingent Deferred Sales Charge will be eliminated under Certificates issued to employees of Keyport and other persons specified in "Sales of the Certificate".


[Keyport may reduce or change to 0% any Contingent Deferred Sales Charge percentage under a Certificate issued in an internal exchange or transfer of an annuity contract of Keyport's general account.]



               [DEDUCTIONS FOR TRANSFERS OF VARIABLE ACCOUNT VALUE

********************************************************************************
********************************************************************************


     The charge for transfers will range from zero to an amount equal to the administrative costs of effecting the transfer, as described below, not to exceed $50.


********************************************************************************
********************************************************************************


The Certificate allows Keyport to charge a transfer fee. Currently no fee is being charged. Certificate Owners will be notified, in advance, of the imposition of any fee. The fee will not exceed the lesser of $[50] and the cost of effecting a transfer.]



                          DEDUCTIONS FOR PREMIUM TAXES

Keyport deducts the amount of any premium taxes levied by any state or governmental entity when paid unless Keyport elects to defer such deduction. It is not possible to describe precisely the amount of premium tax payable on any transaction involving the Certificate offered hereby. Such premium taxes depend, among other things, on the type of Certificate (Qualified or Non-Qualified), on the state of residence of the Certificate Owner, the state of residence of the Annuitant, the status of Keyport within such states, and the insurance tax laws of such states. Currently such premium taxes range from 0% to 5.0% of either total Purchase Payments or Certificate Value.


                           DEDUCTIONS FOR INCOME TAXES

Keyport will deduct from any amount payable under the Certificate any income taxes that a governmental authority requires Keyport to withhold with respect to that amount. See "Income Tax Withholding" and "Tax-Sheltered Annuities".

                             TOTAL ACCOUNT EXPENSES

Total Variable Account expenses in relation to the Certificate will be [the Certificate Maintenance Charge,] the Mortality and Expense Risk Charge, [the Daily Sales Charge, and the Daily Administrative Charge.]

The value of the assets in the Variable Account will reflect the value of Eligible Fund shares and therefore the deductions from and expenses paid out of the assets of the Eligible Funds. These deductions and expenses are described in the Eligible Fund prospectus.

                                 OTHER SERVICES

********************************************************************************
********************************************************************************


     Each of the following Programs may or may not be offered under any form of the Certificate. The minimum amount that may be transfered under the Dollar Cost Averaging Program ranges between $75 and $750. The required notice period for the Rebalancing Program will not exceed thirty days. The minimum Purchase Payment for the Systematic Investment Program ranges between $100 and $1000. The minimum amount that may be withdrawn under the Systematic Withdrawal Program ranges between $100 and $250.


********************************************************************************
********************************************************************************

THE PROGRAMS. Keyport offers several investment related programs which are available only prior to the Income Date: [Asset Allocation]; [Dollar Cost Averaging]; [Systematic Investment]; and [Systematic Withdrawal] Programs. [A Rebalancing Program is available prior to and after the Income Date.] Under each Program, the related transfers between and among Sub-Accounts [and the Fixed Account] are not counted as one of the [twelve] free transfers. Each of the Programs has its own requirements, as discussed below. Keyport reserves the right to terminate any Program.

If the Certificate Owner has submitted the required telephone authorization form, certain changes may be made by telephone. For those Programs involving transfers, Owners may change instructions by telephone with regard to which Sub-Accounts [or the Fixed Account] Certificate Value may be transferred. The current conditions and procedures are described in Appendix [B].


[DOLLAR COST AVERAGING PROGRAM. Keyport offers a Dollar Cost Averaging Program that Certificate Owners may participate in by Written Request. The program periodically transfers Accumulation Units from the [XX-1] Sub-Account [or the One-Year Guarantee Period of the Fixed Account] to other Sub-Accounts selected by the Certificate Owner. The program allows a Certificate Owner to invest in Variable Sub-Accounts over time rather than having to invest in those Sub-Accounts all at once. The program is available for initial and subsequent Purchase Payments and for Certificate Value transferred into the [XX-1] Sub-Account [or the One-Year Guarantee Period.] Under the program, Keyport makes automatic transfers on a periodic basis out of the [XX-1] Sub-Account [or the One-Year Guarantee Period] into one or more of the other available Sub-Accounts (Keyport reserves the right to limit the number of Sub-Accounts the Certificate Owner may choose but there are currently no limits).



The Certificate Owner by Written Request must specify the [XX-1] Sub-Account [or the One Year Guarantee Period] from which the transfers are to be made, the monthly amount to be transferred [(minimum $750)] and the Sub-Account(s) to which the transfers are to be made. The first transfer will occur at the close of the Valuation Period that includes the 30th day after the receipt of the Certificate Certificate Owner's Written Request. Each succeeding transfer will occur one month later (e.g., if the 30th day after the receipt date is April 8, the second transfer will occur at the close of the Valuation Period that includes May 8). When the remaining value is less than the monthly transfer amount, that remaining value will be transferred and the program will end. Before this final transfer, the Certificate Owner may extend the program by allocating additional Purchase Payments to the [XX-1] Sub-Account [or the One Year Guarantee Period] or by transferring Certificate Value to the [XX-1] Sub-Account [or the One Year Guarantee Period.] The Certificate Owner may, by Written Request or by telephone, change the monthly amount to be transferred, change the Sub-Account(s) to which the transfers are to be made, or end the program. The program will automatically end if the Income Date occurs. Keyport reserves the right to end the program at any time by sending the Certificate Owner a notice one month in advance.


Written or telephone instructions must be received by Keyport by the end (currently 4:00 PM Eastern Time) of the business day preceding the next scheduled transfer in order to be in effect for that transfer. Telephone instructions are subject to the conditions and procedures established by Keyport from time to time. The current conditions and procedures appear in Appendix [B], and Certificate Owners in a dollar cost averaging program will be notified, in advance, of any changes.]

[Asset Allocation Program


Certificate Owners may select from five asset allocation model portfolios developed by Ibbotoson Associates. Model A-Capital Preservation, Model B-Income and Growth, Model C-Moderate Growth, Model D-Growth, and Model E-Aggressive Growth. If a Certificate Owner elects one of the models, initial and subsequent Purchase Payments will automatically be allocated among the Sub-Accounts in the model. Only one model may be used in a Certificate at a time. Certificate Owners may use a questionnaire and scoring system to determine the model which corresponds to their risk tolerance and time horizons.


Periodically Ibbotoson Associates will review the models and may determine that a reconfiguration of the Sub-Accounts and percentage allocations among those Sub-Accounts is appropriate. Certificate Owners will receive notification prior of any reconfiguration.

[The Fixed Account is not available in any asset allocation model. A Certificate Owner may allocate initial or subsequent Purchase Payments, or Certificate Value, between an asset allocation model and the Fixed Account.]



[REBALANCING PROGRAM. In accordance with the Certificate Owner's election of the relative Purchase Payments percentage allocations, Keyport will automatically rebalance the Certificate Value of each Sub-Account either
monthly, quarterly, semi-annually, or annually.    On the last day of the period
selected, Keyport will automatically rebalance the Certificate Value in each of the Sub-Accounts to match the current Purchase Payments percentage allocations. The Program may be terminated at any time and the percentages may be altered by Written Request. The requested change must be received at the Office [thirty
(30)] days prior to the end of the period selected. [Certificate Value allocated to the Fixed Account is not subject to automatic rebalancing.]
After the Income Date, automatic rebalancing applies only to variable annuity payments and Keyport will rebalance the number of Annuity Units in each Sub-Account. Annuity Units are used to calculate the amount of each Sub-Account annuity payment; see "Variable Annuity Benefits" in the Statement of Additional Information.]


[SYSTEMATIC INVESTMENT PROGRAM. Purchase Payments may be made by monthly draft against the bank account of any Certificate Owner that has completed and returned to Keyport a Systematic Investment Program application and authorization form. The application and authorization form may be obtained from Keyport or from the sales representative. Each Systematic Investment Program Purchase Payment is subject to a minimum of [$250.]


[SYSTEMATIC WITHDRAWAL PROGRAM. To the extent permitted by law, Keyport will make monthly, quarterly, semi-annually or annual distributions of a predetermined dollar amount to the Certificate Owner that has enrolled in the Systematic Withdrawal Program. Under the Program, all distributions will be made directly to the Certificate Owner and will be treated for federal tax purposes as any other withdrawal or distribution of Certificate Value. (SEE "TAX STATUS".) The Certificate Owner may specify the amount of each partial withdrawal, subject to a minimum of [$100]. [Systematic withdrawals may only be made from the Sub-Accounts [and the [One] Year Guarantee Period of the Fixed Account.]] [In each Certificate Year, portions of Certificate Value may be withdrawn without the imposition of any Contingent Deferred Sales Charge ("Free Withdrawal Amount"). If withdrawals pursuant to the Program are greater than the Free Withdrawal Amount, the amount of the withdrawals greater than the Free Withdrawal Amount will be subject to the applicable Contingent Deferred Sales Charge. Any unrelated voluntary partial withdrawal a Certificate Owner makes during a Certificate Year will be aggregated with withdrawals pursuant to the Program to determine the applicability of any Contingent Deferred Sales Charge under the Certificate provisions regarding partial withdrawals.

Unless the Certificate Owner specifies the Sub-Account or Sub-Accounts [or the Fixed Account] from which withdrawals of Certificate Value shall be made or if the amount in a specified Sub-Account is less than the predetermined amount, Keyport will make withdrawals under the Program from the Sub-Accounts [and the Fixed Account] in amounts proportionate to the amounts in the Sub-Accounts [and the Fixed Account.] All withdrawals under the Program will be effected by canceling the number of Accumulation Units equal in value to the amount to be distributed to the Certificate Owner [and any applicable Contingent Deferred Sales Charge].


[The Program may be combined with all other Programs [except the Systematic Investment Program].]

[It may not be advisable to participate in the Systematic Withdrawal Program and incur a Contingent Deferred Sales Charge when making additional Purchase Payments under the Certificate.]]


                                THE CERTIFICATES

                             VARIABLE ACCOUNT VALUE

The Variable Account Value for a Certificate is the sum of the value of each Sub-Account to which values are allocated under a Certificate. The value of each Sub-Account is determined at any time by multiplying the number of Accumulation Units attributable to that Sub-Account by the Accumulation Unit value for that Sub-Account at the time of determination. The Accumulation Unit value is an accounting unit of measure used to determine the change in an Accumulation Unit's value from Valuation Period to Valuation Period.

Each Purchase Payment that is made results in additional Accumulation Units being credited to the Certificate and the appropriate Sub-Account thereunder. The number of additional units for any Sub-Account will equal the amount allocated to that Sub-Account divided by the Accumulation Unit value for that Sub-Account at the time of investment.


                                VALUATION PERIODS

The Variable Account is valued each Valuation Period using the net asset value of the Eligible Fund shares. A Valuation Period is the period commencing at the close of trading on the New York Stock Exchange on each Valuation Date and ending at the close of trading for the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange is open for business. The New York Stock Exchange is currently closed on weekends, New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

                              NET INVESTMENT FACTOR

Variable Account Value will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect value, Keyport utilizes an Accumulation Unit value. Each Sub-account has its own Accumulation Units and value per Unit. The Unit value applicable during any Valuation Period is determined at the end of that period.


When Keyport first purchased Eligible Fund shares on behalf of the Variable Account, Keyport valued each Accumulation Unit at a specified dollar amount. The Unit value for each Sub-Account in any Valuation Period thereafter is determined by multiplying the value for the prior period by a net investment factor. This factor may be greater or less than 1.0; therefore, the Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. Keyport calculates a net investment factor for each Sub-Account by dividing (a) by (b) and then subtracting (c) (i.e., (a DIVIDED BY b) - c), where:


(a) is equal to:

     (i) the net asset value per share of the Eligible Fund at the end of the Valuation Period; plus

     (ii) the per share amount of any distribution made by the Eligible Fund if the "ex-dividend" date occurs during that same Valuation Period.

(b) is the net asset value per share of the Eligible Fund at the end of the prior Valuation Period.

(c)  is equal to:

     (i) the Valuation Period equivalent of the Mortality and Expense Risk Charge; plus

     [(ii)          the Valuation Period equivalent of the daily Distribution
                    Charge; plus]

     [(iii) the Valuation Period equivalent of the daily Administrative Charge; plus]

     [(iv)] a charge factor, if any, for any tax provision established by Keyport as a result of the operations of that Sub-Account.


[If a Certificate ever reaches the maximum cumulative sales charge limit defined in "Deductions for Contingent Deferred Sales Charge", Unit values without
(c)(ii) above will be used
thereafter.] For Certificates issued to employees of Keyport and other persons specified in "Sales of the Certificate", Unit values with [.35]% in (c)(i) above [and without (c)(ii) above will be used. Unit values without (c)(ii) above may be used for certain Certificates issued in an internal exchange or transfer (see "Deductions for Daily Distribution Charges".]

                         MODIFICATION OF THE CERTIFICATE

Only Keyport's President or Secretary may agree to alter the Certificate or waive any of its terms. Any changes must be made in writing and with the Certificate Owner's consent, except as may be required by applicable law.


                                 RIGHT TO REVOKE


The Certificate Owner may return the Certificate within 10 days after he or she receives it by delivering or mailing it to Keyport's Office. The return of the Certificate by mail will be effective when the postmark is affixed to a properly addressed and postage-prepaid envelope. The returned Certificate will be treated as if Keyport never issued it and Keyport will refund either the Certificate Value or Purchase Payments, as required by state law. If the Certificate is delivered in a state that requires the return of Certificate Value, Certificate Value will immediately be allocated to the Sub-Accounts selected in the application. If the Certificate is delivered in a state that requires the return of Purchase Payments, Certificate Value will be allocated to the [XX-1] Sub-Account (a Money Market Sub-Account) for a period of 20 or 30 days if the particular state requires a "free-look" period of 10 or 20 days, respectively. Thereafter the Certificate Value will be allocated to the Sub-Accounts selected in the application.


For Certificates delivered in California to a Certificate Owner age 60 or older, the Certificate Owner may return the Certificate to Keyport's Office or to the agent from whom the Certificate was purchased. If the Certificate is received at Keyport's Office or by the agent within 30 days after the Certificate Owner receives the Certificate, Keyport will refund the Certificate Value.


                 DEATH PROVISIONS FOR NON-QUALIFIED CERTIFICATES

       DEATH OF PRIMARY OWNER, JOINT OWNER OR CERTAIN NON-OWNER ANNUITANT

********************************************************************************
********************************************************************************

     One or more of the Death Benefit options described below may be included under any form of the Certificate.

********************************************************************************
********************************************************************************

These provisions apply if, before the Income Date while the Certificate is In Force, the primary Certificate Owner or any joint Certificate Owner dies (whether or not the decedent is also the Annuitant) or the Annuitant dies under a Certificate with a non-natural Certificate Owner such as a trust. The Designated Beneficiary will control the Certificate after such a death.

IF THE DECEDENT'S SURVIVING SPOUSE (IF ANY) IS THE SOLE DESIGNATED BENEFICIARY, the surviving spouse will automatically become the new sole primary Certificate Owner as of the decedent's date of death. And, if the Annuitant is the decedent, the new Annuitant will be any living contingent annuitant, otherwise the surviving spouse. The Certificate may continue until another death occurs (i.e., until the death of the Annuitant, primary Certificate Owner or joint Certificate Owner). Except for this paragraph, all of "Death Provisions" will apply to that subsequent death.

IN ALL OTHER CASES, the Certificate may continue up to five years from the date of death. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial surrenders or the right to totally surrender the Certificate for its Surrender Value. If the Certificate is still in effect at the end of the five-year period, Keyport will automatically end it then by paying the Certificate Value to the Designated Beneficiary. If the Designated Beneficiary is not then alive, Keyport will pay any person(s) named by the Designated Beneficiary in a Written Request; otherwise the Designated Beneficiary's estate.


The Covered Person under this paragraph shall be [the decedent if he or she is the first to die of] the primary Certificate Owner, [Joint Certificate Owner], [Annuitant], or, if there is a non-natural Certificate Owner such as a trust, the Annuitant shall be the Covered Person. If the Covered Person dies, the Certificate Value will be increased, as provided below, if it is less than the Death Benefit Amount ("DBA"). The DBA is:


[Death Benefit [1]. The DBA at issue is the initial Purchase Payment. Thereafter, it is the prior death benefit plus any additional Purchase Payments, less any partial withdrawals, including any applicable surrender charge.]

[Death Benefit [2]. The DBA at issue is the initial Purchase Payment. Thereafter, the DBA is calculated for each Valuation period by adding any additional Purchase Payments, and deducting any partial withdrawals, including any applicable surrender charge. This resulting amount is the "net Purchase Payment death benefit". The Certificate Value for each Certificate Anniversary (the "Anniversary Value") before the [81st] birthday of the Covered Person is determined. Each Anniversary Value is increased by any Purchase Payments made after that anniversary. This resultant value is then decreased by an amount calculated at the time of any partial withdrawal made after that anniversary. The amount is calculated by taking the amount of any partial withdrawal, and dividing by the Certificate Value immediately preceding the partial withdrawal, and then multiplying by the Anniversary Value immediately preceding the withdrawal. The greatest Anniversary Value, as so adjusted, (the "greatest Anniversary Value") is the DBA unless the net Purchase Payment death benefit is higher. The net Purchase Payment death benefit will be the DBA if such amount is higher than the greatest Anniversary Value.]


[Death Benefit [3]. The DBA at issue is the initial Purchase Payment. Thereafter, the DBA is calculated for each Valuation Period by applying a death benefit interest rate to the previously calculated DBA, adding any Purchase Payments made during the current Valuation Period and deducting any partial withdrawals, including any applicable surrender charge, taken during the current Valuation Period. The death benefit interest rate is applied to each Purchase Payment until it equals the Maximum Guaranteed Death Benefit. Initially, the Maximum Guaranteed Death Benefit will be a multiple of the initial and additional Purchase Payments made, each computed separately, determined as of the date of death based on such factors as the then stipulated interest rate or the net rate of return of certain Sub-Accounts [or the Fixed Account], as described below. Thereafter, the Maximum Guaranteed Death Benefit as of the effective date of a partial withdrawal is reduced first by the amount of the withdrawal representing earnings and second in proportion to the reduction in Certificate Value for any partial withdrawal representing Purchase Payments.


The death benefit interest rate compounded annually will be a stipulated interest rate, except that with regard to amounts in the Sub-Accounts investing in money market, short term bond or income Funds [or the General Account (the "Fixed Account")] the interest rate applied will be the net rate of return for such Funds, respectively, if it is less than the stipulated death benefit interest rate.]

********************************************************************************
********************************************************************************

The period of time during which the Surrender Charge may be waived following death ranges between 60 and 180 days.

********************************************************************************
********************************************************************************



When Keyport receives due proof of the Covered Person's death, Keyport will compare, as of the date of death, the Certificate Value to the DBA. If the Certificate Value was less than the DBA, Keyport will increase the current Certificate Value by the amount of the difference. Note that while the amount of the difference is determined as of the date of death, that amount is not added to the Certificate Value until Keyport receives due proof of death. The amount to be credited will be allocated to the Variable Account [and/or the Fixed Account] based on the Purchase Payment allocation selection that is in effect when Keyport receives due proof of death. [Whether or not the Certificate Value is increased because of this minimum death provision, the Designated Beneficiary may surrender the Certificate within [180] days of the date of the covered person's death for the Certificate Withdrawal Value without any applicable Contingent Deferred Sales Charge being deducted. For a surrender after [180] days and for a surrender at any time after the death of a non-covered person, any applicable Contingent Deferred Sales Charge would be deducted.] If the Certificate is not surrendered, it will continue for the time period specified above.


PAYMENT OF BENEFITS. Instead of receiving a lump sum, the Certificate Owner or any Designated Beneficiary may direct by Written Request that Keyport pay any benefit of $5,000 or more under an annuity payment option that meets the following: (a) the first payment to the Designated Beneficiary must be made no later than one year after the date of death; (b) payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and (c) any payment option that provides for payments to continue after the death of the Designated Beneficiary will not allow the successor payee to extend the period of time over which the remaining payments are to be made.



DEATH OF CERTAIN NON-CERTIFICATE OWNER ANNUITANT. These provisions apply if, before the Income Date while the Certificate is In Force, (a) the Annuitant dies, (b) the Annuitant is not a Certificate Owner, and (c) the Certificate Owner is a natural person. The Certificate will continue after the Annuitant's death. The new Annuitant will be any living contingent annuitant, otherwise the primary Certificate Owner. If the Annuitant is the first to die of the Certificate's primary Certificate Owner, Joint Certificate owner and Annuitant, then the Annuitant is the Covered Person and the Certificate Value will be increased as described below, if it is less than the Death Benefit Amount ("DBA"), as defined above. When Keyport receives due proof of the Annuitant's death, Keyport will compare, as of the date of death, the Certificate Value to the DBA. If the Certificate Value was less than the DBA, Keyport will increase the Certificate Value by the amount of the difference. Note that while the amount of the difference is determined as of the date of death, that amount is not added to the Certificate Value until Keyport receives due proof of death. The amount to be credited will be allocated to the Variable Account [and/or the Fixed Account] based on the Purchase Payment allocation selection that is in effect when Keyport receives due proof of death. Whether or not the Certificate Value is increased because of this maximum death provision, the Certificate Owner may surrender the Certificate within 90 days of the date of the Annuitant's death for the Certificate Withdraw Value without any allocable Contingent Deferred Sales Charge being deducted. For a surrender after 90 days, any applicable Contingent Sales Charge will be deducted.


                   DEATH PROVISIONS FOR QUALIFIED CERTIFICATES

DEATH OF ANNUITANT. If the Annuitant dies before the Income Date while the Certificate is In Force, the Designated Beneficiary will control the Certificate after such a death. The Certificate Value will be increased, as provided below, if it is less than the Death Benefit Amount ("DBA") as defined above. When Keyport receives due proof of the Annuitant's death, Keyport will compare, as of the date of death, the Certificate Value to the DBA. If the Certificate Value was less than the DBA, Keyport will increase the current Certificate Value by the amount of the difference. Note that while the amount of the difference is determined as of the date of death, that amount is not added to the Certificate Value until Keyport receives due proof of death. The amount to be credited will be allocated to the Variable Account [and/or the Fixed Account] based on the Purchase Payment allocation selection that is in effect when Keyport receives due proof of death. [Whether or not the Certificate Value is increased because of this minimum death provision, the Designated Beneficiary may surrender the Certificate within 90 days of the date of the Annuitant's death for the Certificate Withdrawal Value without any applicable Contingent Deferred Sales Charge being deducted. For a surrender after 90 days, any applicable Contingent Deferred Sales Charge would be deducted.]

If the Certificate is not surrendered, it may continue for the time period permitted by the Internal Revenue Code provisions applicable to the particular Qualified Plan. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial withdrawals or the right to totally surrender the Certificate for its Certificate Withdrawal Value. If the Certificate is still in effect at the end of the period, Keyport will automatically end it then by paying the Certificate Withdrawal Value (without the deduction of any applicable Contingent Deferred Sales Charge) to the Designated Beneficiary. If the Designated Beneficiary is not alive then, Keyport will pay any person(s) named by the Designated Beneficiary in a Written Request; otherwise the Designated Beneficiary's estate.


PAYMENT OF BENEFITS. Instead of receiving a lump sum, the Certificate Owner or any Designated Beneficiary may direct by Written Request that Keyport pay any benefit of $5,000 or more under an annuity payment option that meets the following: (a) the first payment to the Designated Beneficiary must be made no later than one year after the date of death; (b) payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and (c) any payment option that provides for payments to continue after the death of the Designated Beneficiary will not allow the successor payee to extend the period of time over which the remaining payments are to be made.


                              CERTIFICATE OWNERSHIP

The Certificate Owner shall be the person designated in the application. The Certificate Owner may exercise all the rights of the Certificate. Joint Certificate Owners are permitted but not contingent Certificate Owners.

The Certificate Owner may by Written Request change the Certificate Owner, primary beneficiary, contingent beneficiary or contingent annuitant. An irrevocably-named person may be changed only with the written consent of such person.

Because a change of Certificate Owner by means of a gift (i.e., a transfer without full and adequate consideration) may be a taxable event, a Certificate Owner should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

Any Qualified Certificate may have limitations on transfer of ownership. A Certificate Owner should consult the Plan Administrator and a competent tax adviser as to the tax consequences resulting from such a transfer.


                                   ASSIGNMENT

The Certificate Owner may assign the Certificate at any time. A copy of any assignment must be filed with Keyport. The Certificate Owner's rights and those of any revocably-named person will be subject to the assignment. Any Qualified Certificate may have limitations on assignability.

Because an assignment may be a taxable event, a Certificate Owner should consult a competent tax adviser as to the tax consequences resulting from any such assignment.


                        PARTIAL WITHDRAWALS AND SURRENDER


********************************************************************************
********************************************************************************

     The minimum amount to be withdrawn will range between $100 and $500 and required Certificate Value following a withdrawal will range between $500 to $2500.

********************************************************************************
********************************************************************************

The Certificate Owner may make partial withdrawals from the Certificate. Keyport must receive a Written Request and the minimum amount to be withdrawn must be at least [$300] or such lesser amount as Keyport may permit in conjunction with a Systematic Withdrawal Program. If the Certificate Value after a partial withdrawal would be below $[2,500], Keyport will treat the request as a withdrawal of only the excess amount over $[2,500]. [The amount withdrawn will include any applicable Contingent Deferred Sales Charge and therefore the amount actually withdrawn may be greater than the amount of the surrender check requested.] Unless the request specifies otherwise, the total amount withdrawn will be deducted from all

Sub-Accounts of the Variable Account in the ratio that the value in each Sub-Account bears to the total Variable Account Value. [If there is no value, or insufficient value, in the Variable Account, then the amount surrendered, or the insufficient portion, will be deducted from the Fixed Account in the ratio that each Guarantee Period's value bears to the total Fixed Account Value.]

The Certificate Owner may totally surrender the Certificate by making a Written Request. Surrendering the Certificate will end it. Upon surrender, the Certificate Owner will receive the Certificate Withdrawal Value.

Keyport will pay the amount of any surrender within seven days of receipt of such request. Alternatively, the Certificate Owner may purchase for himself or herself an annuity option with any surrender benefit of at least $5,000. Keyport's consent is needed to choose an option if the Certificate Owner is not a natural person.

Annuity options based on life contingencies cannot be surrendered after annuity payments have begun. Option A, which is not based on life contingencies, may be surrendered if a variable payout has been selected.

Because of the potential tax consequences of a full or partial surrender, a Certificate Owner should consult a competent tax adviser regarding a surrender.


                               ANNUITY PROVISIONS

                                ANNUITY BENEFITS


If the Annuitant is alive on the Income Date and the Certificate is In Force, payments will begin under the annuity option or options the Certificate Owner has chosen. The amount of the payments will be determined by applying the Certificate Value [increased or decreased by a limited Market Value Adjustment of Fixed Account Value described in Appendix A] (less any premium taxes not previously deducted [and less any applicable Certificate Maintenance Charge]) on the Income Date in accordance with the option selected.



                         INCOME DATE AND ANNUITY OPTION

The Certificate Owner may select an Income Date and an Annuity Option at the time of application. If the Certificate Owner does not select an Annuity Option, Option B will automatically be designated. If the Certificate Owner does not select an Income

Date for the Annuitant, the Income Date will automatically be the Annuitant's 90th birthday or any maximum date permitted under state law.


                    CHANGE IN INCOME DATE AND ANNUITY OPTION

The Certificate Owner may choose or change an Annuity Option or the Income Date by making a Written Request to Keyport at least 30 days prior to the Income Date. However, any Income Date must be: (a) for fixed annuity options, not earlier than the first Certificate Anniversary; (b) not later than the Annuitant's 90th birthday or any maximum date permitted under state law.


                                 ANNUITY OPTIONS

********************************************************************************
********************************************************************************

     Keyport does not currently anticipate offering any additional variable annuity options, but may offer additional fixed annuity options. Any additional variable annuity options would be limited to those that could be added by a filing pursuant to Rule 497 or Rule 485(b).

********************************************************************************
********************************************************************************
The Annuity Options are:

     Option A: Income for a Fixed Number of Years;

     Option B: Life Income with 10 Years of Payments Guaranteed; and

     Option C: Joint and Last Survivor Income.


Other options may be arranged by mutual consent. Each option is available in two forms--as a variable annuity for use with the Variable Account and as a fixed annuity for use with [Keyport's general account] [Fixed Account]. Variable annuity payments will fluctuate while fixed annuity payments will not. The dollar amount of each fixed annuity payment will be determined by deducting from the Certificate Value [increased or decreased by a limited Market Value Adjustment described in Appendix A] any premium taxes not previously deducted and any applicable Certificate Maintenance Charge and then dividing the remainder by $1,000 and multiplying the result by the greater of: (a) the applicable factor shown in the appropriate table in the Certificate; or (b) the factor currently offered by Keyport at the time annuity payments begin. This current factor may be based on the sex of the payee unless to do so would be prohibited by law.]



 If no Annuity Option is selected, Option B will automatically be applied. Unless the Certificate Owner chooses otherwise, Variable Account Value, less any premium taxes not previously deducted [and less any applicable Certificate Maintenance Charge] will be applied to a variable annuity option [and Fixed Account Value [increased or decreased by a limited Market Value Adjustment described in Appendix A] less any premium taxes not previously deducted will be applied to a fixed annuity option.] Whether variable or fixed, the same Certificate Value applied to each option will produce a different initial annuity payment as well as different subsequent payments.


The payee is the person who will receive the sum payable under an annuity option. Any annuity option that provides for payments to continue after the death of the payee will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

If the amount available to apply under any variable or fixed option is less than $5,000, Keyport has reserved the right to pay such amount in one sum to the payee in lieu of the payment otherwise provided for.

Annuity payments will be made monthly unless quarterly, semi-annual or annual payments are chosen by Written Request. However, if any payment provided for would be or becomes less than $100, Keyport has the right to reduce the frequency of payments to such an interval as will result in each payment being at least $100.



OPTION A: INCOME FOR A FIXED NUMBER OF YEARS. Keyport will pay an annuity for a chosen number of years, not fewer than 5 nor over [50] [(a period of years over 30 may be chosen only if it does not exceed the difference between age 100 and the Annuitant's age on the date of the first payment).] At any time while variable annuity payments are being made, the payee may elect to receive the following amount: (a) the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option (this interest rate is [6%] per year, unless [3]% per year is chosen by Written Request at the time the option is selected); [less (b) any Contingent Deferred Sales Charge due by treating the value defined in (a) as a total surrender.
(See "Deductions for Contingent Deferred Sales Charge".] Instead of receiving a lump sum, the payee may elect another payment option and the amount applied to the option will not be reduced by the charge defined in (b) above. If, at the death of the payee, Option A payments have been made for fewer than the chosen number of years:

(a) payments will be continued during the remainder of the period to the successor payee; or

(b) that successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option. For the variable annuity, this interest rate is [6%] per year, unless [3]% per year had been chosen by the payee at the time the option was selected.

The Mortality and Expense Risk Charge is deducted during the Option A payment period if a variable payout has been selected, but Keyport has no mortality risk during this period.

[If annual payments are chosen for Option A and a variable payout has been selected, Keyport has available a "stabilizing" payment option that can be chosen. Each annual payment will be determined as described in "Variable Annuity Payment Values". Each annual payment will then be placed in Keyport's general account, from which it will be paid out in twelve equal monthly payments. The sum of the twelve monthly payments will exceed the annual payment amount because of an interest rate factor used by Keyport that will vary from year to year. The commutation method described above for calculating the present value of remaining payments applies to the annual payments. Any monthly payments remaining before the next annual payment will be commuted at the interest rate used to determine that year's monthly payments.]

See "Annuity Payments" for the manner in which Option A may be taxed.


OPTION B: LIFE INCOME WITH 10 YEARS OF PAYMENTS GUARANTEED. Keyport will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for fewer than 10 years:

(a) payments will be continued during the remainder of the period to the successor payee; or

(b) that successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option. For the variable annuity, this interest rate is [6%] per year, unless [3]% per year was chosen by Payee's Written Request.

The amount of the annuity payments will depend on the age of the payee on the Income Date and it may also depend on the payee's sex.

OPTION C: JOINT AND LAST SURVIVOR INCOME. Keyport will pay an annuity for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons on the Income Date and it may also depend on each person's sex. IT IS POSSIBLE UNDER THIS OPTION TO RECEIVE ONLY ONE ANNUITY PAYMENT IF BOTH PAYEES DIE AFTER THE RECEIPT OF THE FIRST PAYMENT OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF BOTH PAYEES DIE AFTER RECEIPT OF THE SECOND PAYMENT AND SO ON.

*******************************************************************************
*******************************************************************************


The frequency with which Certificate Owners may transfer the Sub accounts from which variable annuity payments are made will vary between 0 and an unlimited number of times times during periods varying between 1 and 12 months.


********************************************************************************
********************************************************************************

                         VARIABLE ANNUITY PAYMENT VALUES


The amount of the first variable annuity payment is determined by Keyport using an annuity purchase rate that is based on an assumed annual investment return of [6%] per year, unless [3]% is chosen by Written Request. Subsequent variable annuity payments will fluctuate in amount and reflect whether the actual investment return of the selected Sub-Account(s) (after deducting the Mortality and Expense Risk Charge) is better or worse than the assumed investment return. The total dollar amount of each variable annuity payment will be equal to: (a) the sum of all Sub-Account payments; [less (b) the pro-rata amount of the annual Certificate Maintenance Charge.] Currently, a payee may instruct Keyport to change the Sub-Account(s) used to determine the amount of the variable annuity payments [unlimited] [1] time[s] every [6] months.


                  PROOF OF AGE, SEX, AND SURVIVAL OF ANNUITANT

Keyport may require proof of age, sex or survival of any payee upon whose age, sex or survival payments depend. If the age or sex has been misstated, Keyport will compute the amount payable based on the correct age and sex. If income payments have begun, any underpayments Keyport may have made will be paid in full with the next annuity payment. Any overpayments, unless repaid in one sum, will be deducted from future annuity payments until Keyport is repaid in full.


                             SUSPENSION OF PAYMENTS

[Keyport reserves the right to postpone surrender payments from the Fixed Account for up to six months.] Keyport reserves the right to suspend or postpone any type of payment from the Variable Account for any period when: (a) the New York Stock Exchange is closed other than customary weekend or holiday closings; (b) trading on the Exchange is restricted; (c) an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account or determine their value; or (d) the Securities and Exchange Commission permits delay for the protection of security holders. The applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions described in (b) and (c) exist.


                                   TAX STATUS

                                  INTRODUCTION

The Certificate is designed for use by individuals in retirement plans which may or may not be Qualified Plans under the provisions of the Internal Revenue Code (the "Code"). The ultimate effect of federal income taxes on the Certificate Value, on annuity payments, and on the economic benefit to the Certificate Owner, Annuitant or Designated Beneficiary depends on the type of retirement plan for which the Certificate is purchased and upon the tax and employment status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. EACH PERSON CONCERNED SHOULD CONSULT A COMPETENT TAX ADVISER. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon Keyport's understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.


                        TAXATION OF ANNUITIES IN GENERAL

Section 72 of the Code governs taxation of annuities in general. There are no income taxes on increases in the value of a Certificate until a distribution occurs, in the form of a full surrender, a partial surrender, an assignment or gift of the Certificate, or annuity payments.


SURRENDERS, ASSIGNMENTS AND GIFTS. A Certificate Owner who fully surrenders his or her Certificate is taxed on the portion of the payment that exceeds his or her cost basis in the Certificate. For Non-Qualified Certificates, the cost basis is generally the amount of the Purchase Payments made for the Certificate and the taxable portion of the surrender payment is taxed as ordinary income. For Qualified Certificates, the cost basis is generally zero and the taxable portion of the surrender payment is generally taxed as ordinary income subject to special 5-year income averaging. A Designated Beneficiary receiving a lump sum surrender benefit after the death of the Annuitant or Certificate Owner is taxed on the portion of the amount that exceeds the Certificate Owner's cost basis in the Certificate. If the Designated Beneficiary elects to receive annuity payments within 60 days of the decedent's death, different tax rules apply. See "Annuity Payments" below. For Non-Qualified Certificates, the tax treatment applicable to Designated Beneficiaries may be contrasted with the income-tax-free treatment applicable to persons inheriting and then selling mutual fund shares with a date-of-death value in excess of their basis.

Partial withdrawals received under Non-Qualified Certificates prior to annuitization are first included in gross income to the extent Certificate Value exceeds Purchase Payments. Then, to the extent the Certificate Value does not exceed Purchase Payments, such withdrawals are treated as a non-taxable return of principal to the Certificate Owner. For partial withdrawals under a Qualified Certificate, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Certificates is generally zero, partial surrender amounts will generally be fully taxed as ordinary income.

A Certificate Owner who assigns or pledges a Non-Qualified Certificate is treated as if he or she had received the amount assigned or pledged and thus is subject to taxation under the rules applicable to partial withdrawals or surrenders. A Certificate Owner who gives away the Certificate (i.e., transfers it without full and adequate consideration) to anyone other than his or her spouse is treated for income tax purposes as if he or she had fully surrendered the Certificate.

A special computational rule applies if Keyport issues to the Certificate Owner, during any calendar year, (a) two or more Certificates or (b) one or more Certificates and one or more of Keyport's other annuity contracts. Under this rule, the amount of any distribution includable in the Certificate Owner's gross income is to be determined under Section 72(e) of the Code by treating all the Keyport contracts as one contract. Keyport believes that this means the amount of any distribution under one Certificate will be includable in gross income to the extent that at the time of distribution the sum of the values for all the Certificates or contracts exceeds the sum of the cost bases for all the contracts.


ANNUITY PAYMENTS. The non-taxable portion of each variable annuity payment is determined by dividing the cost basis of the Certificate by the total number of expected payments while the non-taxable portion of each fixed annuity payment is determined by an "exclusion ratio" formula which establishes the ratio that the cost basis of the Certificate bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates. For Qualified Certificates, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments. Because variable annuity payments can increase over time and because certain payment options provide for a lump sum right of commutation, it is possible that the IRS could determine that variable annuity payments should not be taxed as described above but instead should be taxed as if they were received under an agreement to pay interest. This determination would result in a higher amount (up to 100%) of certain payments being taxable.

With respect to the "stabilizing" payment option available under Annuity
Option 1, pursuant to which each annual payment is placed in Keyport's general account and paid out with interest in twelve equal monthly payments, it is possible the IRS could determine that receipt of the first monthly payout of each annual payment is constructive receipt of the entire annual payment. Thus, the total taxable amount for each annual payment would be accelerated to the time of the first monthly payout and reported in the tax year in which the first monthly payout is received.


PENALTY TAX. Payments received by Certificate Owners, Annuitants, and Designated Beneficiaries under Certificates may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on amounts received: (a) after the taxpayer attains age 59-1/2; (b) in a series of substantially equal payments made for life or life expectancy; (c) after the death of the Certificate Owner (or, where the Certificate Owner is not a human being, after the death of the Annuitant); (d) if the taxpayer becomes totally and permanently disabled; or (e) under a Non-Qualified Certificate's annuity payment option that provides for a series of substantially equal payments, provided only one Purchase Payment is made to the Certificate, the Certificate is not issued as a result of a Section 1035 exchange, and the first annuity payment begins in the first Certificate Year.


INCOME TAX WITHHOLDING. Keyport is required to withhold federal income taxes on taxable amounts paid under Certificates unless the recipient elects not to have withholding apply. Keyport will notify recipients of their right to elect not to have withholding apply. See "Tax-Sheltered Annuities" (TSAs) for an alternative type of withholding that may apply to distributions from TSAs that are eligible for rollover to another TSA or an individual retirement annuity or account (IRA).


SECTION 1035 EXCHANGES. A Non-Qualified Certificate may be purchased with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is Keyport's understanding that in such an event: (a) the new Certificate will be subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified Certificates"; (b) Purchase Payments made between August 14, 1982 and January 18, 1985 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over ten years prior to the distribution; and (c) Purchase Payments made before August 14, 1982 and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law:
(i) the penalty tax does not apply to any distribution; (ii) partial withdrawals are treated first as a non-taxable return of principal and then a taxable return of income; and (iii) assignments are not treated as surrenders subject to taxation. Keyport's understanding of the above is principally based on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.


DIVERSIFICATION STANDARDS. The U.S. Secretary of the Treasury has issued regulations that set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts). The Eligible Funds are designed to be managed to meet the diversification requirements for the Certificate as those requirements may change from time to time. If the diversification requirements are not satisfied, the Certificate would not be treated as an annuity contract. As a consequence to the Certificate Owner, income earned on a Certificate would be taxable to the Certificate Owner in the year in which diversification requirements were not satisfied, including previously non-taxable income earned in prior years. As a further consequence, Keyport would be subjected to federal income taxes on assets in the Variable Account.

The Secretary of the Treasury announced in September 1986 that he expects to issue regulations which will prescribe the circumstances in which a Certificate Owner's control of the investments of a segregated asset account may cause the Certificate Owner, rather than the insurance company, to be treated as the owner of the assets of the account. The regulations could impose requirements that are not reflected in the Certificate. Keyport, however, has reserved certain rights to alter the Certificate and investment alternatives so as to comply with such regulations. Since the regulations have not been issued, there can be no assurance as to the content of such regulations or even whether application of the regulations will be prospective. For these reasons, Certificate Owners are urged to consult with their own tax advisers.


                                 QUALIFIED PLANS

The Certificate is designed for use with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, no attempt is made herein to provide more than general information about the use of the Certificate with the various types of Qualified Plans. Participants under such Qualified Plans as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Certificate issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and of the use of the Certificate in connection therewith. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.



                             TAX-SHELTERED ANNUITIES

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain contribution limitations, exclude the amount of Purchase Payments from gross income for tax purposes. However, such Purchase Payments may be subject to Social Security (FICA) taxes. This type of annuity contract is commonly referred to as a "Tax-Sheltered Annuity" (TSA).

Section 403(b)(11) of the Code contains distribution restrictions.
Specifically, benefits may be paid, through surrender of the Certificate or otherwise, only (a) when the employee attains age 59-1/2, separates from service, dies or becomes totally and permanently disabled (within the meaning of Section 72(m)(7) of the Code) or (b) in the case of hardship. A hardship distribution must be of employee contributions only and not of any income attributable to such contributions. Section 403(b)(11) does not apply to distributions attributable to assets held as of December 31, 1988. Thus, it appears that the law's restrictions would apply only to distributions attributable to contributions made after 1988, to earnings on those contributions, and to earnings on amounts held as of 12/31/88. The Internal Revenue Service has indicated that the distribution restrictions of Section 403(b)(11) are not applicable when TSA funds are being transferred tax-free directly to another TSA issuer, provided the transferred funds continue to be subject to the Section 403(b)(11) distribution restrictions.

Keyport will notify a Certificate Owner who has requested a distribution from a Certificate if all or part of such distribution is eligible for rollover to another TSA or to an individual retirement annuity or account (IRA). Any amount eligible for rollover treatment will be subject to mandatory federal income tax withholding at a 20% rate if the Certificate Owner receives the amount rather than directing Keyport by Written Request to transfer the amount as a direct rollover to another TSA or IRA.


                         INDIVIDUAL RETIREMENT ANNUITIES

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity." These Individual Retirement Annuities are subject to limitations on the amount which may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into an Individual Retirement Annuity.


                   CORPORATE PENSION AND PROFIT-SHARING PLANS

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Certificate to provide benefits under the plans.


DEFERRED COMPENSATION PLANS WITH RESPECT TO SERVICE FOR STATE AND LOCAL GOVERNMENTS

Section 457 of the Code, while not actually providing for a Qualified Plan as that term is normally used, provides for certain deferred compensation plans that enjoy special income tax treatment with respect to service for tax-exempt organizations, state governments, local governments, and agencies and instrumentalities of such governments. The Certificate can be used with such plans. Under such plans, a participant may specify the form of investment in which his or her participation will be made. However, all such investments are owned by and subject to the claims of general creditors of the sponsoring employer.


                       VARIABLE  ACCOUNT VOTING PRIVILEGES

In accordance with its view of present applicable law, Keyport will vote the shares of the Eligible Funds held in the Variable Account at regular and special meetings of the shareholders of the Eligible Funds in accordance with instructions received from persons having the voting interest in the Variable Account. Keyport will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions.

However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result Keyport determines that it is permitted to vote the shares of the Eligible Funds in its own right, it may elect to do so.

The person having the voting interest under a Certificate prior to the Income Date shall be the Certificate Owner. The number of shares held in each Sub-Account which are attributable to each Certificate Owner is determined by dividing the Certificate Owner's Variable Account Value in each Sub-Account by the net asset value of the applicable share of the Eligible Fund. The person having the voting interest after the Income Date under an annuity payment option shall be the payee. The number of shares held in the Variable Account which are attributable to each payee is determined by dividing the reserve for the annuity payments by the net asset value of one share. During the annuity payment period, the votes attributable to a payee decrease as the reserves underlying the payments decrease.

The number of shares in which a person has a voting interest will be determined as of the date coincident with the date established by the respective Eligible Fund for determining shareholders eligible to vote at the meeting of the Fund and voting instructions will be solicited by written communication prior to such meeting in accordance with the procedures established by the Eligible Fund.

Each person having the voting interest in the Variable Account will receive periodic reports relating to the Eligible Fund(s) in which he or she has an interest, proxy material and a form with which to give such voting instructions with respect to the proportion of the Eligible Fund shares held in the Variable Account corresponding to his or her interest in the Variable Account.


                            SALES OF THE CERTIFICATES

********************************************************************************
********************************************************************************

     Another registered broker-dealer that is an affiliate of Keyport may serve as the principal underwriter of the Certificates.

********************************************************************************
********************************************************************************
[Keyport Financial Services Corp. ("KFSC")] serves as the Principal Underwriter for the Certificate described in this prospectus. The Certificate will be sold by salespersons who represent Keyport Life Insurance Company [KFSC's corporate parent] as variable annuity agents and who are registered representatives of broker/dealers who have entered into distribution agreements with [KFSC].
[KFSC] is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. It is located at [125 High Street, Boston, Massachusetts 02110].

Different Certificates may be sold (1) to a person who is an officer, director, or employee of Keyport, or an affiliate of Keyport, a trustee or officer of an Eligible Fund, an employee of the investment adviser or sub-investment adviser of an Eligible Fund, or an employee or associated person of an entity which has entered into a sales agreement with the Principal Underwriter for the distribution of Certificates, or (2) to any Qualified Plan established for such a person. Such Certificates may be different from the Certificates sold to others in that [(1) they are not subject to the deduction for the Certificate Maintenance Charge, the asset-based Sales charge or the Contingent Deferred Sales Charge and (2)] they have a Mortality and Expense Risk Charge of 0[.35]% per year.


                                LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account or the Principal Underwriter are a party. Keyport is engaged in various kinds of routine litigation which in its judgment is not of material importance in relation to the total capital and surplus of Keyport.


                         INQUIRIES BY CERTIFICATE OWNERS

Certificate Owners with questions about their Certificates may write Keyport Life Insurance Company, Client Service Department, 125 High Street, Boston, MA 02110, or call (800) 367-3653.

             TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION


                                                                           PAGE

Keyport Life Insurance Company
Variable Annuity Benefits
  Variable Annuity Payment Values
  Re-Allocating Sub-Account Payments
Custodian
Principal Underwriter
Experts
Investment Performance
  Average Annual Total Return for a Certificate that is Surrendered and for a Certificate that Continues
  Change in Accumulation Unit Value
  Yields for [XX-1] Sub-Accounts
Financial Statements
  Keyport Life Insurance Company

********************************************************************************
********************************************************************************

       The Certificate may or may not provide for a Fixed Account Option.

********************************************************************************
********************************************************************************

                                   [APPENDIX A

THE FIXED ACCOUNT [(ALSO KNOWN AS THE MODIFIED GUARANTEED ANNUITY ACCOUNT)]

                                  INTRODUCTION

This Appendix describes the Fixed Account option available under the Certificate.

[FIXED ACCOUNT VALUES PROVIDED BY THE CERTIFICATE ARE SUBJECT TO A MARKET VALUE ADJUSTMENT, THE OPERATION OF WHICH MAY RESULT IN UPWARD OR DOWNWARD ADJUSTMENTS IN AMOUNTS TRANSFERRED AND AMOUNTS PAID (INCLUDING WITHDRAWALS, SURRENDERS, DEATH BENEFITS, AND AMOUNTS APPLIED TO PURCHASE ANNUITY PAYMENTS) TO A CERTIFICATE OWNER OR OTHER PAYEE. IN NO EVENT WILL THE DOWNWARD MARKET VALUE ADJUSTMENT ELIMINATE INTEREST AT THE RATE OF 3% PER YEAR APPLIED TO THE AMOUNT ALLOCATED TO A GUARANTEED PERIOD. PAYMENTS MADE FROM FIXED ACCOUNT VALUES AT THE END OF THEIR GUARANTEE PERIOD ARE NOT SUBJECT TO THE MARKET VALUE ADJUSTMENT.]

Purchase Payments allocated to the Fixed Account option become part of Keyport's general account. Because of applicable exemptive and exclusionary provisions, interests in the Fixed Account options have not been registered under the Securities Act of 1933 ("1933 Act"), nor is the general account an investment company under the Investment Company Act. Accordingly, neither the general account, the Fixed Account option, nor any interest therein, are subject to regulation under the 1933 Act or the Investment Company Act. Keyport understands that the Securities and Exchange Commission has not reviewed the disclosure in the prospectus relating to the general account and the Fixed Account option.


          INVESTMENTS IN THE FIXED ACCOUNT AND CAPITAL PROTECTION PLUS

Purchase Payments will be allocated to the Fixed Account in accordance with the selection made by the Certificate Owner in the application. Any selection must specify that percentage of the Purchase Payment that is to be allocated to each Guarantee Period of the Fixed Account. The percentage, if not zero, must be at least [10%]. The Certificate Owner may change the allocation percentages without fee, penalty or other charge. Allocation changes must be made by Written Request unless the Certificate Owner has by Written Request authorized Keyport to accept telephone allocation instructions from the Certificate Owner. By authorizing Keyport to accept telephone changes, a Certificate Owner agrees to accept and be bound by the conditions and procedures established by Keyport from time to time. The current conditions and procedures are in Appendix C and Certificate Owners authorizing telephone allocation instructions will be notified, in advance, of any changes.

Keyport currently offers Guarantee Periods of 1, [3, 5, and 7] years. Keyport may change at any time the number of Guarantee Periods it offers under newly-issued and in-force Certificates, as well as the length of those Guarantee Periods. If Keyport stops offering a particular Guarantee Period, existing Fixed Account Value in such Guarantee Period would not be affected until the end of the Period (at that time, a Period of the same length would not be a transfer option). Each Guarantee Period currently offered is available for initial and subsequent Purchase Payments and for transfers of Certificate Value.

[Keyport offers a Capital Protection Plus program that a Certificate Owner may request. Under this program, Keyport will allocate part of the Purchase Payment to the Guarantee Period selected by the Certificate Owner so that such part, based on that Guarantee Period's interest rate in effect on the date of allocation, will equal at the end of the Guarantee Period the total Purchase Payment. The rest of the Purchase Payment will be allocated to the Sub-Account(s) of the Variable Account based on the Certificate Owner's allocation. If any part of the Fixed Account Value is surrendered or transferred before the end of the Guarantee Period, the Value at the end of that Period will not equal the original Purchase Payment amount.

For an example of Capital Protection Plus, assume Keyport receives a Purchase Payment of $10,000 when the interest rate for the 7-year Guarantee Period is 6.75% per year. Keyport will allocate $6,331 to that Guarantee Period because $6,331 will increase at that interest rate to $10,000 after 7 years. The remaining $3,669 of the payment will be allocated to the Sub-Account(s) selected by the Certificate Owner.]


                               FIXED ACCOUNT VALUE

The Fixed Account Value at any time is equal to:

(a) all Purchase Payments allocated to the Fixed Account plus the interest subsequently credited on those payments; plus

(b) any Variable Account Value transferred to the Fixed Account plus the interest subsequently credited on the transferred value; less

(c) any prior partial withdrawals from the Fixed Account, including any charges therefor; less

(d)  any Fixed Account Value transferred to the Variable Account.


                                INTEREST CREDITS

Keyport will credit interest daily (based on an annual compound interest rate) to Purchase Payments allocated to the Fixed Account at rates declared by Keyport for Guarantee Periods of one or more years from the month and day of allocation. Any rate set by Keyport will be at least [3%] per year.

Keyport's method of crediting interest means that Fixed Account Value might be subject to different rates for each Guarantee Period the Certificate Owner has selected in the Fixed Account. For purposes of this section, Variable Account Value transferred to the Fixed Account and Fixed Account Value renewed for another Guarantee Period shall be treated as a Purchase Payment allocation.

[APPLICATION OF MARKET VALUE ADJUSTMENT

Any surrender, withdrawal, transfer, or application to an Annuity Option of Fixed Account Value from a Guarantee Period of three years or more is subject to a limited Market Value Adjustment, unless: (1) the effective date of the transaction is at the end of the Guarantee Period; or (2) the effective date of a surrender is within 90 days of the date of death of the first Covered Person to die.

If a Market Value Adjustment applies to either a surrender or the application to an Annuity Option, then any negative Market Value Adjustment amount will be deducted from the Certificate Value and any positive Market Value Adjustment amount will be added to the Certificate Value. If a Market Value Adjustment applies to either a partial withdrawal or a transfer, then any negative Market Value Adjustment amount will be deducted from the partial withdrawal or transfer amount after the withdrawal or transfer amount has been deducted from the Fixed Account Value, and any positive Market Value Adjustment amount will be added to the applicable amount after it has been deducted from the Fixed Account Value.

No Market Value Adjustment is ever applicable to Guarantee Periods of fewer than three years.

EFFECT OF MARKET VALUE ADJUSTMENT

A Market Value Adjustment reflects the change in prevailing current interest rates since the beginning of a Guarantee Period. The Market Value Adjustment may be positive or negative, but any negative Adjustment may be limited in amount (see Market Value Adjustment Factor below).

Generally, if the Treasury Rate for the Guarantee Period is lower than the Treasury Rate for a new Guarantee Period with a length equal to the time remaining in the Guarantee Period, then the application of the limited Market Value Adjustment will result in a reduction of the amount being surrendered, withdrawn, transferred, or applied to an Annuity Option.

Similarly, if the Treasury Rate for the Guarantee Period is higher than the Treasury Rate for a new Guarantee Period with a length equal to the time remaining in the Guarantee Period, then the application of the Market Value Adjustment will result in an increase in the amount being surrendered, withdrawn, transferred, or applied to an Annuity Option.

The Market Value Adjustment will be applied before the deduction of any applicable surrender charges or applicable taxes.

MARKET VALUE ADJUSTMENT FACTOR

The Market Value Adjustment is computed by multiplying the amount being surrendered, withdrawn, transferred, or applied to a Payment Option, by the Market Value Adjustment Factor. The Market Value Adjustment Factor is calculated as the larger of Formula (1) or (2):

(1)  [(1+a)/(1+b)](n/12) - 1

where:

"a" is the Treasury Rate for the number of Guarantee Period Years in the Guarantee Period;

"b" is the Treasury Rate for a period equal to the time remaining (rounded up to the next whole number of Guarantee Period Years) to the expiration of the Guarantee Period; and

"n" is the number of complete Guarantee Period Months remaining before the expiration of the Guarantee Period.

(2)  [(1.03)/(1+i)](y+d/#) - 1

where:

"i" is the Guaranteed Interest Rate for the Guarantee Period;

"y" is the number of complete Guarantee Period Years that have elapsed in Your Guarantee Period;

"d" is the number of days since the last Guarantee Period Anniversary or, if "y" is zero, the number of days since the start of the Guarantee Period; and

"#" is the number of days in the current Guarantee Period Year (i.e., the sum of "d" and the number of days until the next Guarantee Period Anniversary).

In Formulas (1) and (2), all references to Guarantee Period, Guarantee Period Anniversary, Guarantee Period Month, and Guarantee Period Year relate to the Guarantee Period from which is being taken the amount being surrendered, withdrawn, transferred, or applied to an Annuity Option.

As stated above, the Formula (2) amount will apply only if it is greater than the Formula (1) amount. This will occur only when the Formula (1) amount is negative and the Formula (2) amount is a smaller negative number. Formula (2) thus ensures that a full (normal) negative Market Value Adjustment of Formula
(1) will not apply to the extent it would decrease the Guarantee Period's Fixed Account Value (before the deduction of any applicable surrender charges or any applicable taxes) below the following amount:

     (a)  the amount allocated to the Guarantee Period; less
     (b)  any prior systematic or partial withdrawal amounts; less
     (c) any prior amounts transferred to the Variable Account or to another Guarantee Period in the Fixed Account; plus
     (d) interest on the above items (a) through (c) credited annually at a rate of 3% per year.

TREASURY RATES

The Treasury Rate for a Guarantee Period is the interest rate in the Treasury Constant Maturity Series, as published by the Federal Reserve Board, for a maturity equal to the number of years specified in "a" and "b" in Formula (1) above. For "a", Keyport uses the Treasury Constant Maturity Series for the week which includes the most recent Determination Date on or preceding the Reset Date for Your Guarantee Period. For "b", Keyport uses the Treasury Constant Maturity Series for the week which includes the most recent Determination Date on or preceding the date of calculation of the Market Value Adjustment Factor. The Determination Dates are the last business day prior to the first and fifteenth of each calendar month.

If the number of years specified in "a" or "b" is not equal to a maturity in the Treasury Constant Maturity Series, the Treasury Rate will be determined by straight line interpolation between the interest rates of the next highest and next lowest maturities.

If the Treasury Constant Maturity Series becomes unavailable, Keyport will adopt a comparable constant maturity index or, if such a comparable index also is not available, Keyport will replicate calculation of the Treasury Constant Maturity Series Index based on U.S. Treasury Security coupon rates.

END OF A GUARANTEE PERIOD

Keyport will notify a Certificate Owner in writing at least 30 days prior to the end of a Guarantee Period. At the end of the Guarantee Period, Keyport will automatically transfer the Guarantee Period's Fixed Account Value to the Money Market Sub-Account of the Variable

Account unless Keyport previously received a Certificate Owner's Written Request of: (1) election of a new Guarantee Period from among those being offered by Keyport at that time; or (2) instructions to transfer the ending Guarantee Period's Fixed Account Value to one or more Sub-accounts of the Variable Account. A new Guarantee Period cannot be longer than the number of years remaining until the Income Date.]

                        TRANSFERS OF FIXED ACCOUNT VALUE

*******************************************************************************
*******************************************************************************


The limits on the number of transfers will range between unlimited transfers and 12 per year. The limitations on transfers from the Fixed Account will range between 10% and 50%.


*******************************************************************************
*******************************************************************************

The Certificate Owner may transfer Fixed Account Value from one Guarantee Period to another or to one or more Sub-Accounts of the Variable Account subject to any applicable Market Value Adjustment. If the Fixed Account Value represents multiple Guarantee Periods, the transfer request must specify from which values the transfer is to be made.

The Certificate allows Keyport to limit the number of transfers that can be made in a specified time period. Currently, Keyport is limiting Variable Account and Fixed Account transfers to generally [xx] transfers per calendar year with a $500,000 per transfer dollar limit. See "Transfer of Variable Account Value". Transfers from the Fixed Account to the Variable Account are limited to [50%] of the Fixed Account Value at the beginning of the Certificate Year. This limitation will be waived if a Systematic Withdrawal Program is in effect.
These limitations will not apply to any transfer made at the end of a Guarantee Period. Certificate Owners will be notified, in advance, of a change in the limitation on the number of transfers.

Transfer requests must be by Written Request unless the Certificate Owner has authorized Keyport by Written Request to accept telephone transfer instructions from the Certificate Owner or from a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney. By authorizing Keyport to accept telephone transfer instructions, a Certificate Owner agrees to accept and be bound by the conditions and procedures established by Keyport from time to time. The current conditions and procedures are in Appendix C and Certificate Owners authorizing telephone transfers will be notified, in advance, of any changes. Written transfer requests may be made by a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney.

Transfer requests received by Keyport before the close of trading on the New York Stock Exchange (currently 4:00 PM Eastern Time) will be executed at the close of business that day. Any requests received later will be executed at the close of the next business day.

The amount of the transfer will be deducted from the specified values in the manner stated in the next section below.

If 100% of a Guarantee Period's value is transferred and the current allocation for Purchase Payments includes that Guarantee Period, then the allocation formula for future Purchase Payments will automatically change unless the Certificate Owner instructs otherwise. For example, if the allocation formula is 50% to the one-year Guarantee Period and 50% to Sub-Account A and all Fixed Account Value is transferred to Sub-Account A, the allocation formula will change to 100% to Sub-Account A.

                                  [APPENDIX [B]

                             TELEPHONE INSTRUCTIONS

                    TELEPHONE TRANSFERS OF CERTIFICATE VALUES

1. If there are joint Certificate Owners, both must authorize Keyport to accept telephone instructions but either Certificate Owner may give Keyport telephone instructions.

2. All callers will be required to identify themselves. Keyport reserves the right to refuse to act upon any telephone instructions in cases where the caller has not sufficiently identified himself/herself to Keyport's satisfaction.

3. Neither Keyport nor any person acting on its behalf shall be subject to any claim, loss, liability, cost or expense if it or such person acted in good faith upon a telephone instruction, including one that is unauthorized or fraudulent; however, Keyport will employ reasonable procedures to confirm that a telephone instruction is genuine and, if Keyport does not, Keyport may be liable for losses due to an unauthorized or fraudulent instruction. The Certificate Owner thus bears the risk that an unauthorized or fraudulent instruction that is executed may cause the Certificate Value to be lower than it would be had no instruction been executed.

4.   All conversations will be recorded with disclosure at the time of the call.


5. The application for the Certificate may allow a Certificate Owner to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, such power will be treated as durable in nature and shall not be affected by the subsequent incapacity, disability or incompetency of the Certificate Owner. Either Keyport or the authorized person may cease to honor the power by sending written notice to the Certificate Owner at the Certificate Owner's last known address. Neither Keyport nor any person acting on its behalf shall be subject to liability for any act executed in good faith reliance upon a power of attorney.

6. Telephone authorization shall continue in force until (a) Keyport receives the Certificate Owner's written revocation, (b) Keyport discontinues the privilege, or (c) Keyport receives written evidence that the Certificate Owner has entered into a market timing or asset allocation agreement with an investment adviser or with a broker/dealer.

7. Telephone transfer instructions received by Keyport at 800-367-3653 before the close of trading on the New York Stock Exchange (currently 4:00 P.M. Eastern
Time) will be initiated that day based on the unit value prices calculated at the close of that day. Instructions received after the close of trading on the NYSE will be initiated the following business day.

8.   Once instructions are accepted by Keyport, they may not be canceled.

9. All transfers must be made in accordance with the terms of the Certificate and current prospectus. If the transfer instructions are not in good order, Keyport will not execute the transfer and will notify the caller within 48 hours.

10. If 100% of any Sub-Account's value is transferred and the allocation formula for Purchase Payments includes that Sub-Account, then the allocation formula for future Purchase Payments will change accordingly unless Keyport receives telephone instructions to the contrary. For example, if the allocation formula is 50% to Sub-Account A and 50% to Sub-Account B and all of Sub-Account A's value is transferred to Sub-Account B, the allocation formula will change to 100% to Sub-Account B unless Keyport is instructed otherwise.


          TELEPHONE CHANGES TO PURCHASE PAYMENT ALLOCATION PERCENTAGES

                       Numbers 1-6 above are applicable.]

                                   PROSPECTUS

                                     [DATE]

                                 Distributed by:

                        [Keyport Financial Services Corp.
                     125 High Street, Boston, MA 02110-2712]

                                   Issued by:
                         Keyport Life Insurance Company
                     125 High Street, Boston, MA 02110-2712
               Keyport Life Insurance Company's ultimate parent is
                        Liberty Mutual Insurance Company
                Service Hotline 800-367-3653 Keyline 800-367-3654
  Keyport Logo is a registered service mark of Keyport Life Insurance Company.


  Yes.I would like to receive the Keyport [NAME OF ANNUITY] Statement of
                             Additional Information.

  Yes.I would like to receive the [NAME OF FUND] Statement of Additional
                                  Information.

  Yes.I would like to receive the [NAME OF FUND] Statement of Additional
                                  Information.

Name

Address

City, State Zip

                               BUSINESS REPLY MAIL
                  FIRST CLASS MAIL  PERMIT NO. 6719  BOSTON, MA
                        POSTAGE WILL BE PAID BY ADDRESSEE

                            KEYPORT LIFE INSURANCE CO
                                 125 HIGH STREET
                              BOSTON, MA 02110-9773

              NO POSTAGE NECESSARY IF MAILED IN THE UNITED STATES.

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                         GROUP FLEXIBLE PURCHASE PAYMENT
                       DEFERRED VARIABLE ANNUITY CONTRACT
                                    ISSUED BY
                               VARIABLE ACCOUNT A
                                       OF
                   KEYPORT LIFE INSURANCE COMPANY ("Keyport")



This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the variable annuity prospectus dated _________________________, 1996. The SAI is incorporated by reference into the prospectus. The prospectus is available, at no charge, by writing Keyport at 125 High Street, Boston, MA 02110 or by calling
(800) 437-4466.

                                TABLE OF CONTENTS

                                                                            Page

Keyport Life Insurance Company . . . . . . . . . . . . . . . . . . . . . . . . .
Variable Annuity Benefits. . . . . . . . . . . . . . . . . . . . . . . . . . . .
  Variable Annuity Payment Values. . . . . . . . . . . . . . . . . . . . . . . .
  Re-Allocating Sub-Account Payments . . . . . . . . . . . . . . . . . . . . . .
Custodian. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Principal Underwriter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Investment Performance . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
  Average Annual Total Return for a Contract that is
    Surrendered and for a Contract that Continues. . . . . . . . . . . . . . . .
  Change in Accumulation Unit Value. . . . . . . . . . . . . . . . . . . . . . .
  Yields for [XX-1] Sub-Accounts . . . . . . . . . . . . . . . . . . . . . . .
Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
  Keyport Life Insurance Company . . . . . . . . . . . . . . . . . . . . . . . .

The date of this statement of additional information is               , 1996.

                         KEYPORT LIFE INSURANCE COMPANY

     Liberty Mutual Insurance Company ("Liberty Mutual"), a multi-line insurance and financial services institution, is the ultimate corporate parent of Keyport. Liberty Mutual ultimately controls Keyport through the following intervening holding company subsidiaries: Liberty Mutual Equity Corporation, Liberty Financial Companies, Inc. ("LFC") and SteinRoe Services, Inc. Liberty Mutual, as of March 31, 1995, owned, indirectly, approximately 81.9% of the combined voting power of the outstanding stock of LFC (with the balance being publicly held). For additional information about Keyport, see page ___ of the prospectus.

                            VARIABLE ANNUITY BENEFITS

VARIABLE ANNUITY PAYMENT VALUES

     For each variable payment option, the total dollar amount of each periodic payment will be equal to: (a) the sum of all Sub-Account payments; less [(b) the pro-rata amount of the annual Certificate Maintenance Charge.]

     The first payment for each Sub-Account will be determined by deducting [any applicable Certificate Maintenance Charge and] any applicable state premium taxes and then dividing the remaining value of that Sub-Account by $1,000 and multiplying the result by the greater of: (a) the applicable factor from the Certificate's annuity table for the particular payment option; or (b) the factor currently offered by Keyport at the time annuity payments begin. This current factor may be based on the sex of the payee unless to do so would be prohibited by law.

     The number of Annuity Units for each Sub-Account will be determined by dividing such first payment by the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the first payment. The number of Annuity Units remains fixed for the annuity payment period. Each Sub-Account payment after the first one will be determined by multiplying (a) by (b), where:
(a) is the number of Sub-Account Annuity Units; and (b) is the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the particular payment.

     Variable annuity payments will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect annuity payments, Keyport uses an Annuity Unit value. Each Sub-Account has its own Annuity Units and value per Unit. The Annuity Unit value applicable during any Valuation Period is determined at the end of such period.

********************************************************************************
********************************************************************************

     The formula for the net investment factor will vary depending upon whether certain asset charges are imposed, as explained in the notes in the Prospectus. With regard to the AIR, the AIR will vary within the limits permitted under state insurance law, but no less than 3%.

********************************************************************************
********************************************************************************

     When Keyport first purchased the Eligible Fund shares of [XXXXX Trust and YYYYY Fund] on behalf of the Variable Account, Keyport valued each Annuity Unit for each Sub-Account at a specified dollar amount. The Unit value for each Sub-Account in any Valuation Period thereafter is determined by multiplying the value for the prior period by a net investment factor. This factor may be greater or less than 1.0; therefore, the Annuity Unit may increase or decrease from Valuation Period to Valuation Period. For each assumed annual investment rate (AIR), Keyport calculates a net investment factor for each Sub-Account by dividing (a) by (b), where:

     (a) is equal to the net investment factor as defined in the prospectus [without any deduction for the sales charge defined in (c)(ii) of the net investment factor formula]; and

     (b) is the assumed investment factor for the current Valuation Period. The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed annual investment rate (AIR). The AIR for Annuity Units based on the Contract's annuity tables is [6]% per year. [An AIR of 3% per year is also currently available upon Written Request.]

     With a particular AIR, payments after the first one will increase or decrease from month to month based on whether the actual annualized investment return of the selected Sub-Account(s) (after deducting the Mortality and Expense Risk Charge) is better or worse than the assumed AIR percentage. If a given amount of Sub-Account value is applied to a particular payment option, the initial payment will be smaller if a [3]% AIR is selected instead of a [6]% AIR but, all other things being equal, the subsequent [3]% AIR payments have the potential for increasing in amount by a larger percentage and for decreasing in amount by a smaller percentage. For example, consider what would happen if the actual annualized investment return (see the first sentence of this paragraph) is 9%, 6%, 3%, or 0% between the time of the first and second payments. With an actual [9]% return, the [3]% AIR and [6]% AIR payments would both increase in amount but the [3]% AIR payment would increase by a larger percentage. With an actual [6]% return, the [3]% AIR payment would increase in amount while the [6]% AIR payment would stay the same. With an actual return of [3]%, the [3]% AIR payment would stay the same while the [6]% AIR payment would decrease in amount. Finally, with an actual return of 0%, the [3]% AIR and [6]% AIR payments would both decrease in amount but the [3]% AIR payment would decrease by a smaller percentage. Note that the changes in payment amounts described above are on a percentage basis and thus do not illustrate when, if ever, the [3]% AIR payment amount might become larger than the [6]% AIR payment amount. Note though that if Option 1 (Income for a Fixed Number of Years) is selected and payments continue for the entire period, the [3]% AIR payment amount will start out being smaller than the [6]% AIR payment amount but eventually the [3]% AIR payment amount will become larger than the [6]% AIR payment amount.

RE-ALLOCATING SUB-ACCOUNT PAYMENTS

********************************************************************************
********************************************************************************


     The number of times that Sub-Account(s) used to determine the amount of variable annuity payments will range between unlimited times to once every twelve months. The minimum percentage per Sub-Account will range between 1% and 10%.


********************************************************************************
********************************************************************************


     The number of Annuity Units for each Sub-Account under any variable annuity option will remain fixed during the entire annuity payment period unless the payee makes a written request for a change. Currently, a payee can instruct Keyport to change the Sub-Account(s) used to determine the amount of the variable annuity payments once every [12] months. The payee's request must specify the percentage of the annuity payment that is to be based on the investment performance of each Sub-Account. The percentage for each Sub-Account, if not zero, must be at least [10]% and must be a whole number. At the end of the Valuation Period during which Keyport receives the request, Keyport will: (a) value the Annuity Units for each Sub-Account to create a total annuity value; (b) apply the new percentages the payee has selected to this total value; and (c) recompute the number of Annuity Units for each Sub-Account. This new number of units will remain fixed for the remainder of the payment period unless the payee requests another change.

                                    CUSTODIAN

     The custodian of the assets of the Variable Account is State Street Bank and Trust Company, a state chartered trust company. Its principal office is at 225 Franklin Street, Boston, Massachusetts.

                              PRINCIPAL UNDERWRITER

     The Contract and Certificates, which are offered continuously, is distributed by [Keyport Financial Services Corp. ("KFSC"), a wholly-owned subsidiary of Keyport].

                                     EXPERTS

     The consolidated financial statements of Keyport as of December 31, 199[5] and 199[4] and for each of the years in the three-year period ended December 31, 199[5] included herein, have been included herein in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon authority of said firm as experts in accounting and auditing.

                             INVESTMENT PERFORMANCE

     The Variable Account may from time to time quote performance information concerning its various Sub-Accounts. A Sub-Account's performance may also be compared to the performance of sub-accounts used with variable annuities offered by other insurance companies. This comparative information may be expressed as a ranking prepared by Financial Planning Resources, Inc. of Miami, FL (The VARDS Report), Lipper Analytical Services, Inc., or by Morningstar, Inc. of Chicago, IL (Morningstar's Variable Annuity Performance Report), which are independent services that compare the performance of variable annuity sub-accounts. The rankings are done on the basis of changes in accumulation unit values over time and do not take into account any charges (such as sales charges or administrative charges) that are deducted directly from contract values.

     Ibbotson Associates of Chicago, IL provides historical returns from 1926 on capital markets in the United States. The Variable Account may quote the performance of its Sub-Accounts in conjunction with the long-term performance of capital markets in order to illustrate general long-term risk versus reward investment scenarios. Capital markets tracked by Ibbotson Associates include common stocks, small company stocks, long-term corporate bonds, long-term government bonds, U.S. Treasury Bills, and the U.S. inflation rate. Historical total returns are determined by Ibbotson Associates for: COMMON STOCKS, represented by the Standard and Poor's Composite Price Index (an unmanaged weighted index of 90 stocks prior to March 1957 and 500 stocks thereafter of industrial, transportation, utility and financial companies widely regarded by investors as representative of the stock market); SMALL

COMPANY STOCKS, represented by the fifth capitalization quintile (i.e., the ninth and tenth deciles) of stocks on the New York Stock Exchange for 1926-1981 and by the performance of the Dimensional Fund Advisors Small Company 9/10 (for ninth and tenth deciles) Fund thereafter; LONG TERM CORPORATE BONDS, represented beginning in 1969 by the Salomon Brothers Long-Term High-Grade Corporate Bond Index, which is an unmanaged index of nearly all Aaa and Aa rated bonds, represented for 1946-1968 by backdating the Salomon Brothers Index using Salomon Brothers' monthly yield data with a methodology similar to that used by Salomon Brothers in computing its Index, and represented for 1925-1945 through the use of the Standard and Poor's monthly High-Grade Corporate Composite yield data, assuming a 4% coupon and a 20-year maturity. LONG-TERM GOVERNMENT BONDS, measured each year using a portfolio containing one U.S. government bond with a term of approximately twenty years and a reasonably current coupon; U.S. TREASURY BILLS, measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the shortest-term bill having not less than one month to maturity; INFLATION, measured by the Consumer Price Index for all Urban Consumers, not seasonably adjusted, since January, 1978 and by the Consumer Price Index before then. The stock capital markets may be contrasted with the corporate bond and U.S. government securities capital markets. Unlike an investment in stock, an investment in a bond that is held to maturity provides a fixed rate of return. Bonds have a senior priority to common stocks in the event the issuer is liquidated and interest on bonds is generally paid by the issuer before it makes any distributions to common stock owners. Bonds rated in the two highest rating categories are considered high quality and present minimal risk of default. An additional advantage of investing in U.S. government bonds and Treasury bills is that they are backed by the full faith and credit of the U.S. government and thus have virtually no risk of default. Although government securities fluctuate in price, they are highly liquid.

********************************************************************************
********************************************************************************


     Information regarding the Performance of the Certificates will be included in the subsequent filings.


********************************************************************************
********************************************************************************

[AVERAGE ANNUAL TOTAL RETURN FOR A CERTIFICATE THAT IS SURRENDERED AND FOR A CERTIFICATE THAT CONTINUES]

[CHANGE IN ACCUMULATION UNIT VALUE]


YIELDS FOR [XX-1 SUB-ACCOUNT]

Yield and effective yield percentages for the [XX-1 Sub-Account] are calculated using the method prescribed by the Securities and Exchange Commission. Both yields reflect the deduction of the annual [1.25]% asset-based Certificate charges. [Both yields also reflect, on an allocated basis, the Certificate's annual $[36] Certificate Maintenance Charge.] Both yields do not reflect [Contingent Deferred Sales Charges and] premium tax charges. The yields would be lower if these charges were included. The following are the standardized formulas:


Yield equals:   A - B        365
               (----- - 1) x ---
                  C           7

                                365/7
Effective Yield Equals:   A - B
                         (-----)        -1
                            C
Where:


     A =  the Accumulation Unit value at the end of the 7-day period.
     B = [hypothetical Certificate Maintenance Charge for the 7-day period. The assumed annual XX-1 Sub-Account charge is equal to the $[36] Certificate charge multiplied by a fraction equal to the average number of Certificates with [XX-1] Sub-Account value during the 7-day period divided by the average total number of Certificates during the 7-day period. This annual amount is converted to a 7-day charge by multiplying it by 7/365. It is then equated to an Accumulation Unit size basis by multiplying it by a fraction equal to the average value of one XX-1 Sub-Account Accumulation Unit during the 7-day period divided by the average Certificate Value in [XX-1] Sub-Account during the 7-day period.]


     C =  the Accumulation Unit value at the beginning of the 7-day period.


     The yield formula assumes that the weekly net income generated by an investment in the [XX-1] Sub-Account will continue over an entire year. The effective yield formula also annualizes seven days of net income but it assumes that the net income is reinvested over the year. This compounding effect causes effective yield to be higher than the yield.


                               FINANCIAL STATEMENT

     The Variable Account has not yet commenced operations and therefore no financial statements are included. The Financial Statements of Keyport are provided as relevant to its ability to meet its financial obligations under the Certificates.

                        Independent Auditors' Report




The Board of Directors
Keyport Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Keyport Life Insurance Company and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Keyport Life Insurance Company and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in note 2(b) to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, effective January 1, 1994.






February 16, 1996                                /s/KPMG Peat Marwick LLP
                                                 ------------------------

                         KEYPORT LIFE INSURANCE COMPANY
                         Consolidated Balance Sheets
                               (in thousands)


                    Assets                                     December 31,
                    ------                                  1995         1994
                                                            ----         ----
Cash and investments:
  Fixed maturities available for sale (amortized
    cost: 1995 - $9,227,834; 1994 - $6,795,065)         $ 9,535,948  $ 6,509,815
  Fixed maturities held to maturity (fair value:
    1995 - 0; 1994 - $1,442,665)                              -        1,448,680
  Equity securities (cost: 1995-$17,521; 1994-$13,627)       25,214       12,941
  Mortgage loans                                             74,505      129,452
  Policy loans                                              498,326      477,293
  Other invested assets                                      10,748       11,994
  Cash and cash equivalents                                 777,384      684,618

        Total cash and investments                       10,922,125    9,274,793

Accrued investment income                                   132,856      111,936
Deferred policy acquisition costs                           179,672      439,232
Value of insurance in force                                  43,939      139,221
Deferred federal income taxes                                 -           42,361
Intangible assets                                            20,314       21,444
Federal income taxes recoverable                              9,205        4,911
Other assets                                                 11,859       10,772
Separate account assets                                     959,224      828,934

     Total assets                                       $12,279,194  $10,873,604

    Liabilities and Stockholder's Equity

Policy liabilities:
  Policyholder account balances                         $10,073,806  $ 9,333,755
  Other policyholders' funds                                 10,586       10,289
      Total policy liabilities                           10,084,392    9,344,044

Current federal income taxes                                  7,666        -
Deferred federal income taxes                                32,823        -
Payable for investments purchased and loaned                317,715        -
Guaranty association fees                                    21,940       24,688
Other liabilities                                            23,221       57,978
Separate account liabilities                                889,106      764,409
         Total liabilities                               11,376,863   10,191,119

Stockholder's equity:
  Common stock, $1.25 par value; authorized 8,000
     shares; issued and outstanding 2,412 shares              3,015        3,015
  Additional paid-in capital                                505,933      505,933
  Net unrealized investment gains (losses)                   85,772     (64,464)
  Retained earnings                                         307,611      238,001
      Total stockholder's equity                            902,331      682,485
     Total liabilities and stockholder's equity         $12,279,194  $10,873,604


             See accompanying notes to consolidated financial statements.

                          KEYPORT LIFE INSURANCE COMPANY
                          Consolidated Income Statements

                                                         Year Ended December 31
                                                       1995     1994      1993
                                                       ----     ----      ----
Revenues:
  Net investment income                             $757,361  $689,575  $669,667
  Insurance revenues                                  29,767    25,273    18,158
  Net realized investment gains (losses)              (3,958)   (8,220)   11,403
      Total revenues                                 783,170   706,628   699,228

Benefits and expenses:
  Interest credited to policyholders                 557,156   481,926   504,205
  Policy benefits                                      4,448     4,838     3,113
  Operating expenses                                  42,475    47,095    36,983
  Guaranty association expenses                        2,000     7,200     3,714
  Amortization of deferred policy acquisition costs   58,541    52,174    41,003
  Amortization of value of insurance in force          9,479    16,989    22,375
  Amortization of intangible assets                    1,130     1,130     1,130
      Total benefits and expenses                    675,229   611,352   612,523

Income before federal income taxes                   107,941    95,276    86,705
Federal income tax expense                            38,331    32,051    28,710

      Net income                                    $ 69,610  $ 63,225  $ 57,995

             See accompanying notes to consolidated financial statements.

                            KEYPORT LIFE INSURANCE COMPANY
                  Consolidated Statements of Stockholder's Equity
                                    (in thousands)

                                                        Net
                                                    Unrealized
                                         Additional Investment
                                 Common   Paid-In      Gains    Retained
                                 Stock    Capital    (Losses)   Earnings   Total
                                 -----    -------    --------   --------   -----
Balance, December 31, 1992      $1,508   $430,933  $  5,687    $118,288   $556,416

Net income                                                       57,995     57,995
Capital contribution by parent             75,000                           75,000
Change in net unrealized
  investment gains (losses)                          (5,141)                (5,141)

Balance, December 31, 1993       1,508    505,933       546     176,283    684,270

Net income                                                       63,225     63,225
Common stock dividend            1,507                           (1,507)      -
  (1,206 shares)
Change in net unrealized
  investment gains (losses)                         (65,010)               (65,010)

Balance, December 31, 1994       3,015    505,933   (64,464)    238,001    682,485

Net income                                                       69,610     69,610
Change in net unrealized
  investment gains (losses)                         150,236                150,236

Balance, December 31, 1995      $3,015  $ 505,933  $ 85,772    $307,611   $902,331

            See accompanying notes to consolidated financial statements.

                            KEYPORT LIFE INSURANCE COMPANY
                          Consolidated Statements of Cash Flows
                                    (in thousands)

                                                           Year Ended December 31,
                                                        1995         1994        1993
                                                        ----         ----        ----
Cash flows from operating activities:
 Net income                                       $     69,610   $    63,225  $     57,995
 Adjustments to reconcile net income to net cash
   provided by operating activities:
     Interest credited to policyholders                557,156       478,797       501,073
     Net realized investment losses (gains)              3,958         8,220       (11,403)
     Amortization of value of insurance in force
       and intangible assets                            10,609        18,120        23,505
     Net amortization (accretion) on investments         9,688        12,215        (3,132)
     Change in deferred policy acquisition costs       (24,630)      (38,852)      (50,531)
     Change in current and deferred federal
       income taxes                                      1,953         7,731        10,988
     Change in guaranty association fees                (2,748)          140        (3,669)
     Net change in other assets and liabilities        (61,058)      (13,729)         (102)
           Total adjustments                           494,928       472,642       466,729

           Net cash provided by operating
             activities                                564,538       535,867       524,724

Cash flows from investing activities:
 Investments purchased - held to maturity                -          (277,626)   (2,674,315)
 Investments purchased - available for sale         (2,851,013)   (2,624,493)        -
 Investments sold - held to maturity                    14,930        10,637        97,816
 Investments sold - available for sale                 605,197       950,885       387,305
 Investments matured - held to maturity                317,773       576,021     1,195,083
 Investments matured - available for sale              906,522       854,441       758,279
 Increase in policy loans                              (21,033)      (35,143)      (38,661)
 Decrease in mortgage loans                             54,947        26,520         3,416

 Acquisition of subsidiary, net of cash acquired         -              (961)      (24,831)
           Net cash used in investing activities      (972,677)     (519,719)     (295,908)

Cash flows from financing activities:
 Withdrawals from policyholder accounts               (933,785)   (1,034,464)   (1,295,617)
 Deposits to policyholder accounts                   1,116,975     1,202,076       856,339
 Capital contribution by parent                          -             -            75,000
 Securities lending                                    317,715         -             -
           Net cash provided by (used in)
             financing activities                      500,905       167,612      (364,278)

Change in cash and cash equivalents                     92,766       183,760      (135,462)
Cash and cash equivalents at beginning of year         684,618       500,858       636,320

Cash and cash equivalents at end of year           $   777,384   $   684,618   $   500,858

             See accompanying notes to consolidated financial statements.

                   KEYPORT LIFE INSURANCE COMPANY

               Notes to Consolidated Financial Statements
                      December 31, 1995 and 1994
                             (in thousands)

(1)   Organization

Keyport Life Insurance Company offers a diversified line of fixed and variable annuity products designed to serve the growing retirement savings market. These annuity products primarily consist of single premium deferred and variable annuities that are sold through a wide ranging network of banks, agents, and securities dealers.

The consolidated financial statements include Keyport Life Insurance Company and its wholly owned subsidiaries, Independence Life and Annuity Company ("Independence Life"), Keyport Advisory Services Corporation, and Keyport Financial Services Corporation (collectively, the "Company"). The Company is a wholly owned subsidiary of Stein Roe Services Incorporated ("Stein Roe"). Stein Roe is a wholly owned subsidiary of Liberty Financial Companies, Incorporated ("Liberty Financial") which is a majority-owned indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

(2)   Summary of Significant Accounting Policies

(a) Basis of Reporting and Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could subsequently differ from such estimates. All significant intercompany transactions and balances have been eliminated.

(b) Investments
Effective January 1, 1994, the Company adopted Statement of Financial
Accounting Standards No. 115 , "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 segregates fixed maturity investments into three classifications: "held to maturity", "trading" and "available for sale." Securities may be designated as held to maturity only if there is the positive intent and ability to hold these securities to maturity. Held to maturity securities are carried at amortized cost. Securities purchased for short-term resale are classified as trading and are carried at fair value. Unrealized gains and losses on trading account securities are recognized in income. Fixed maturity investments are classified as available for sale if they might be sold in response to changes in market interest rates, changes in the security's prepayment risk, general liquidity needs, or other factors. Available for sale securities are carried at fair value and unrealized gains and losses (net of related adjustments to deferred policy acquisition costs, value of insurance in force and deferred income taxes) are recorded directly to stockholder's equity. Equity securities are classified as available for sale and are carried at fair value. Unrealized gains and losses on equity securities are credited or charged directly to stockholder's equity net of applicable deferred income taxes.

Accordingly, as of January 1, 1994, the Company reclassified certain fixed maturity investments from the held to maturity to the available for sale category to conform to the classification criteria prescribed in SFAS 115. This had the effect of recording a net unrealized gain of $41,614 directly to stockholder's equity.

As of December 31, 1995, pursuant to a Guide to Implementation of SFAS 115 issued by the Financial Accounting Standards Board in November 1995, the Company made a one-time reclassification from fixed maturities held to maturity to fixed maturities available for sale. This had the effect of recording a net unrealized gain of $13,867 directly to stockholder's equity.

The Company enters into dollar roll transactions to enhance the yield of its mortgage backed portfolio. Dollar roll transactions represent a one month reverse repurchase agreement involving mortgage backed securities, frequently those issued by a U.S. Government Agency. Dollar roll transactions under which substantially the same securities are received at the end of the repurchase period are accounted for as financing arrangements. Accordingly, both the collateral and repurchase liability are reflected on the balance sheet and the transaction fee is recorded over the period of the agreement. As of December 31, 1995, the Company was engaged in one dollar roll agreement classified as a financing arrangement involving a FNMA mortgage backed security with market value of $87,198. The Company did not enter into dollar roll agreements during 1994.

The Company from time to time engages in securities lending under which it lends certain U.S. Government and corporate bonds to approved counterparties to enhance the yield of its bond portfolio. The carrying values of the loaned securities are unaffected by the transaction, and the lending fee is recorded during the period the securities are loaned. The Company records the collateral received for the security lending transaction as an asset and its obligation to return the collateral at the end of the transaction as a liability. As of December 31, 1995, the Company had recorded an asset, and a corresponding liability of $230,517 for cash pledged as collateral. The Company did not enter into any securities lending transactions in 1994.

Fixed maturities and mortgage loans with premiums and discounts are amortized using the interest method. Unamortized premiums and discounts on mortgage backed securities are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments.

Policy loans are carried at the unpaid principal balance plus accrued interest. Cash and cash equivalents are carried at cost, which approximates market.

Realized investment gains and losses are calculated on a first-in, first-out basis. For each investment security where a decline in value is determined to be other than temporary, the Company's policy is to write down the investment security to fair value with the charge to realized investment losses. Sales of securities supporting the Company's single premium deferred annuities and single premium whole life products result in adjustments to the amortization of the deferred policy acquisition costs and the value of insurance in force. The increase or decrease in amortization relating to such adjustments is included in realized investment gains and losses to reflect the acceleration or delay in the incidence of the estimated gross profits.

(c) Derivative Financial Instruments
Effective December 31, 1994, the Company adopted Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" ("SFAS 119"). SFAS 119 requires specific disclosures about derivative financial instruments such as forward, swap and option contracts and requires distinguishing between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

As part of the Company's overall risk management policy, the Company uses interest rate swaps and interest rate caps. Interest rate swaps are used to reduce the risk in a rising interest rate environment by providing additional investment income to cover higher competitive credited rates to policy-holders to reduce the invested asset duration, and to better match the interest rates earned on invested assets with those interest rates credited to policyholders. Interest rate swaps are considered synthetic alterations since the objective of the swaps is to change the characteristics of the underlying invested assets to reduce the impact of rising interest rates. Since interest rate swaps are designated as synthetic alterations of securities available for sale, interest rate swaps are carried at fair value for those securities, and the unrealized gain or loss is included in stockholder's equity.

The net differential to be paid or received on interest rate swaps is recorded monthly in investment income as interest rates change. From time to time, swap positions may be terminated. If the terminated swap was accounted for as a hedge, realized gains or losses are amortized over the remaining life of the swap. Conversely, if the terminated swap was not accounted for as a hedge, or the assets and liabilities that were altered no longer exist, the swap position is marked to market, and realized gains or losses are immediately recognized in income. The Company is exposed to potential credit loss in the event of nonperformance by the counterparty to the interest rate swap agreements with respect to only the net differential payments.

Interest rate caps are used to minimize exposure to rising interest rates. The Company receives payments when the indexed rate exceeds the stated strike rate. The cost of interest rate caps is amortized on a straight-line basis over the period to maturity. Since interest rate caps are designed as synthetic alterations of securities available for sale, interest rate caps are carried at fair value and the unrealized gain or loss is included in stockholder's equity.

The Company also utilizes derivative financial instruments to replicate positions in a trading portfolio of pass-through mortgage backed securities. As a result, these derivative financial instruments are classified as trading instruments and are recorded at fair value. Realized and unrealized changes in fair value are recognized in realized investment gains and losses.

Interest income arising from these trading instruments is included in net investment income.


(d) Recognition of Insurance Revenues and Policy Benefits
Revenues from single premium whole life policies and single premium deferred annuities include mortality charges, surrender charges, policy fees and contract fees and are recognized when assessed. Policyholder account balances consist of deposits received plus credited interest, less accumulated policy-holder charges, assessments, and withdrawals. Policy benefits that are charged to expenses include benefit claims incurred in the period in excess of related policy account balances. Interest crediting rates ranged from 3.60% to 8.35%, 3.75% to 8.50%, and 3.75% to 8.90% at December 31, 1995, 1994, and
1993, respectively.

(e) Deferred Policy Acquisition Costs and Value of Insurance in Force
Policy acquisition costs are the costs of acquiring new business which vary with, and are primarily related to, the production of new business. These costs are deferred to the extent they are deemed recoverable from future gross profits. Such costs include commissions, costs of policy issuance and underwriting, and variable agency expenses. Costs deferred are amortized in relation to the present value of estimated gross profits from mortality, investment and expense margins. Amortization of such cost is adjusted to reflect the effect of differences between original assumptions and actual experience.

Value of insurance in force represents the actuarially-determined present value of projected future profits from policies in force at the date of their acquisition. This amount is amortized in proportion to the projected emergence of profits over periods not exceeding fifteen years for annuities and twenty-five years for life insurance.

Deferred policy acquisition costs and value of insurance in force are adjusted to reflect the amounts associated with realized and unrealized investment gains and losses pertaining to single premium deferred annuities and single premium whole life products.

(f) Intangible Assets
Intangible assets consist primarily of goodwill. Goodwill is the excess of the purchase price over the fair value of the net assets acquired by Liberty Mutual and is amortized on a straight-line basis over twenty-five years.

(g) Separate Account
Separate account assets, which are carried at fair value, consist principally of investments in mutual funds and are included as a separate caption in the consolidated balance sheets. Investment income and changes in asset values are fully allocated to variable annuity and variable life policyholders and, therefore, do not affect the operating results of the Company. The Company provides administrative services and bears the mortality risk related to these contracts. Fees earned by the Company related to these contracts were $14,646, $13,694 and $8,489, for the years ended December 31, 1995, 1994 and
1993, respectively. As of December 31, 1995 and 1994, the Company also classified $72,533 and $64,962, respectively, of its investments in certain mutual funds sponsored by the Company and its affiliates as separate account assets.

(h) Federal Income Taxes
Beginning in 1994, the Company is included in Liberty Mutual's consolidated tax return. The Company calculates its consolidated income tax liability as if it filed its own consolidated federal income tax return.

(i) Cash and Cash Equivalents
Cash and cash equivalents include short-term investments which have an original maturity of three months or less from the time of purchase.

(j) Reclassifications
Certain reclassifications have been made to the prior year consolidated financial statement amounts to conform to the current year presentation.

(3) Acquisition
On October 1, 1993, the Company acquired the common stock of Crown America Life Insurance Company (Crown America), a Michigan insurance company, for $27,877. The acquisition was accounted for as a purchase and, accordingly, operating results are included in the accompanying consolidated financial statements from date of acquisition. In connection with the acquisition, the Company acquired assets with a fair value of $185,735 and assumed liabilities of $157,858.

On February 22, 1994, the acquisition was completed with the contingent purchase price payment of $1,479, which increased the value of insurance in force.

On December 29, 1993, Crown America was redomesticated to the state of Rhode Island and, on January 10, 1994, the name was changed to Keyport America Life Insurance Company. On July 19, 1995, the name was changed to Independence Life and Annuity Company.

(4)   Investments

(a) Fixed Maturities
Fair values of publicly-traded securities are determined using values reported by an independent pricing service. Fair values of conventional mortgage backed securities not actively traded in a liquid market are obtained through broker-dealer quotations. Fair values of private placement bonds are determined by obtaining market indications from various broker-dealers. The amortized cost and fair values of investments in fixed maturities at December 31, 1995 and 1994 were as follows:

                                                  December 31,1995
                                               Gross           Gross
                               Amortized     Unrealized     Unrealized      Fair
                                 Cost          Gains           Losses      Value

Available for sale:
 U.S. Treasury securities       $  360,157   $  9,020      $   (209)  $  368,968
 Mortgage backed securities of
   U.S. government
   corporations and agencies     1,585,538     58,795        (5,250)   1,639,083
 Obligations of states and
   political subdivisions           26,688      1,324           -         28,012

 Debt securities issued by
   foreign governments              57,446      4,258           -         61,704
 Corporate securities            3,479,584    224,332        (7,309)   3,696,607

Other mortgage backed securities 1,951,480     66,530       (71,754)   1,946,256
 Asset backed securities         1,543,891     29,823        (1,446)   1,572,268
 Senior secured loans              223,050       -             -         223,050

      Total fixed maturities
        available for sale      $9,227,834   $394,082      $(85,968)  $9,535,948


                                                December 31, 1994
                                                Gross        Gross
                                   Amortized  Unrealized   Unrealized    Fair
                                     Cost       Gains        Losses      Value

Held to maturity:
 Mortgaged backed securities of
   U.S. Government
   corporations and agencies     $  206,569   $ 8,683    $     (18)   $  215,234

 Obligations of states and
   political subdivisions            21,452       277          (28)       21,701
 Corporate Securities               843,669    14,564      (17,005)      841,228
 Other mortgage backed securities    79,164        44       (3,385)       75,823
 Asset backed securities            297,826        88       (9,235)      288,679

    Total fixed maturities
      held to maturity           $1,448,680   $23,656    $ (29,671)   $1,442,665

Available for sale:
 U.S. Treasury securities        $  271,700   $     2    $  (8,390)   $  263,312
 Mortgaged backed securities of
   U.S. Government
   corporations and agencies      1,238,925     1,244      (76,651)    1,163,518
 Obligations of states and
   political subdivisions            37,718       433         -           38,151
 Debt securities issued by
   foreign governments               82,608     1,049       (4,079)       79,578
 Corporate securities             2,607,712    17,951     (116,077)    2,509,586
 Other mortgage backed securities 1,186,515    14,577      (70,250)    1,130,842
 Asset backed securities          1,123,803       654      (45,713)    1,078,744
 Senior secured loans               246,084      -            -          246,084

    Total fixed maturities
      available for sale         $6,795,065   $35,910    $(321,160)   $6,509,815

At December 31, 1995 and 1994, bonds with an amortized cost of $7,710 and $7,657, respectively, were on deposit with regulatory authorities.

(b) Contractual Maturities
The amortized cost and fair value of fixed maturities for the various categories at December 31, 1995, by contractual maturity, are set forth below. Expected maturities may differ from contractual maturities as borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                               December 31, 1995
                                             Amortized         Fair
                                               Cost           Value
Available for sale:
  Due in one year or less                  $  254,299      $  256,055
  Due after one year through five years     1,503,507       1,564,132
  Due after five years through ten years    1,838,679       1,953,542
  Due after ten years                         550,440         604,612
                                            4,146,925       4,378,341
  Mortgage and asset
    backed securities                       5,080,909       5,157,607

                Total fixed maturities
                  available for sale       $9,227,834      $9,535,948

(c) Net Unrealized Investment Gains (Losses)
Net unrealized investment gains (losses) as of December 31, 1995 and 1994 were as follows:

                                                          December 31
                                                       1995        1994
Fixed maturities available for sale:
  Gross unrealized gains                            $ 394,082   $  35,910
  Gross unrealized losses                             (85,968)   (321,160)
                                                      308,114    (285,250)
  Adjustments for:
   Deferred acquisition costs                        (151,351)    135,059
   Value of insurance in force                        (32,459)     53,344
     Total fixed maturities                           124,304     (96,847)

Equity securities and investments in separate account:
  Gross unrealized gains                               16,927       1,932
  Gross unrealized losses                              (1,980)     (4,261)
      Total equity securities                          14,947      (2,329)

Interest rate caps                                     (7,294)       -
                                                      131,957     (99,176)

Deferred federal income taxes                         (46,185)     34,712

      Net unrealized investment gains (losses)      $  85,772   $ (64,464)

(d) Net Investment Income
Net investment income is summarized as follows:

                                                 Year Ended December 31,
                                             1995         1994        1993

Fixed maturities                           $683,429     $635,947    $619,847
Equity securities                             4,807        2,132       2,368
Mortgage loans                               12,444       15,416      17,252

Policy loans                                 28,485       26,295      22,766
Cash and cash equivalents                    41,643       20,727      18,551
   Gross investment income                  770,808      700,517     680,784

Investment expenses                         (13,447)     (10,942)    (11,117)

     Net investment income                 $757,361     $689,575    $669,667

As of December 31, 1994, the carrying value of fixed maturity investments that were non-income producing for the preceding twelve months was $4,967. There were no non-income producing fixed maturity investments as of December 31, 1995.

(e) Net Realized Investment Gains (Losses)
Net realized investment gains (losses) are summarized as follows:

                                                 Year Ended December 31,
                                               1995       1994        1993
Fixed maturities - held to maturity
  Gross gains                               $  1,306    $  3,493    $ 31,594
  Gross losses                                   (64)       (755)     (3,070)
  Other than temporary declines                 -         (7,904)       -
  Provisions for possible investment losses     -           -        (16,609)
Fixed maturities - available for sale
  Gross gains                                  8,156      26,043       7,097
  Gross losses                               (15,982)    (26,831)     (6,311)
 Other than temporary declines                  -         (3,610)       -
  Provisions for possible investment losses     -           -          7,487
Equity securities                              1,279        (845)     11,228
Interest rate swaps                             (860)        (28)    (16,193)
Interest rate caps                              -           -         (6,082)
Other                                            (13)       (809)      1,412

   Gross realized investment gains (losses)   (6,178)    (11,246)     10,553

Amortization adjustments:
  Deferred policy acquisition costs            2,220       2,675         785
  Value of insurance in force                   -            351          65

    Net realized gains (losses)             $ (3,958)   $ (8,220)    $11,403

Proceeds from sales of fixed maturities were as follows:

                                              Year Ended December 31,
                                           1995        1994         1993

Fixed maturities - available for sale    $565,366    $927,779     $313,568
Fixed maturities - held to maturity        14,930      10,637       97,816

      Total proceeds                     $580,296    $938,416     $411,384

The sale of fixed maturities held to maturity during 1995 and 1994 relate to certain securities, with an amortized cost of $14,994 and $10,630, respectively, which were sold specifically due to a significant deterioration in the issuer's creditworthiness.

(f) Concentration of Investments
Investments in a single entity (all of which are fully collateralized and guaranteed by an agency or agencies of the U.S. Government) in excess of ten percent of total stockholder's equity as of December 31, 1995 and 1994 were as follows:

                                                Carrying Value at
                                                    December 31,
                                                  1995       1994
Mortgage backed securities
     FNMA Pool #303075                         $134,884    $125,212
     Morgan Stanley CMO (33-5)                  108,051     101,832
     FNMA Pool #303074                          105,832      98,470

Investments in fixed maturities are diversified among more than one hundred industries. Significant concentrations of credit risk are classified as follows:

                                         Carrying Value at
                                              December 31,
                                           1995         1994

Financial services                       $547,872     $539,537
Telecommunications                        324,029      276,559
Banks                                     323,579      247,514
Electrical services                       271,822      437,339
Oil and gas                               261,161      274,026
Paper products                            205,889      146,472
Retail                                    197,064      247,874
Transportation equipment                  168,588      146,593
Credit institutions                          -         173,565
Food and beverage                            -         151,758

(g) Quality Ratings
The carrying values of publicly traded and privately placed fixed maturities at December 31, 1995 represented by each quality ratings category were as follows:

                                        Carrying Value at December 31, 1995
                                        Publicly     Privately
                                         Traded       Placed        Total
Investment grade:
  U.S. government                    $  368,969         -        $  368,969
  Class 1                             4,996,275    $1,480,089     6,476,364
  Class 2                               982,096       896,673     1,878,769
    Total Investment grade            6,347,340     2,376,762     8,724,102

Below investment grade:
  Class 3                               317,131       147,517       464,648
  Class 4                               201,718       123,032       324,750

  Class 5                                 -            22,448        22,448
    Total below investment grade        518,849       292,997       811,846

    Total fixed maturities           $6,866,189    $2,669,759    $9,535,948

The Company held no securities rated Class 6 at December 31, 1995.

Securities that are rated class 1 or 2 by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC), or, if not so rated, securities that are rated "BBB-" or above by S&P, or "Baa3" or above by Moody's (using the lower of the S&P or Moody's rating) are considered "investment grade" securities. Securities included in the U.S. government category in the preceding table are those as defined by the NAIC.

The distribution of fixed maturities quality ratings were as follows:

                                                 December 31,
                                              1995         1994

Class 1 (including U.S. government)           71.8%         72.3%
Class 2                                       19.7%         19.9%
Class 3                                        4.9%          5.6%
Class 4                                        3.4%          2.0%
Class 5                                        0.2%          0.2%

(h) Derivative Financial Instruments
The Company's primary objective in acquiring certain derivative financial instruments is the management of interest rate risk. Interest rate risk results from a mismatch in the timing and amount of invested asset and policyholder liability cash flows. The Company seeks to manage this risk through various asset/liability management strategies such as the setting of renewal rates and by investment portfolio actions designed to address the interest rate sensitivity of asset cash flows in relation to liability cash flows. Portfolio actions used to manage interest rate risk include managing the effective duration of portfolio securities and utilizing interest rate swaps and caps.

Interest rate swaps
The Company uses a combination of three distinct classes of interest rate swaps to reduce interest rate risk. The following table summarizes the categories of swaps used, their notional amounts, their weighted average interest rates as of the reporting period date, and their effects on the consolidated balance sheets and statements of income. The majority of swaps mature beginning in 1999 through 2001. The fair values of the interest rate swaps are primarily obtained from dealer quotes. These values represent the estimated amounts the Company would receive or pay to terminate the contracts, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties.

                                                               December 31,
                                                             1995       1994
Interest rate swaps:
(1) Pay fixed, receive variable rate - notional amount   $1,975,000 $775,000
    Average pay rate                                          6.79%    7.19%

    Average receive rate                                      5.88%    7.61%
    Amount included in net investment income             $  (2,751) $ (1,213)
    Fair value                                           $ (64,124) $ 27,587
    Carrying value - unrealized gain (loss) included in
       fixed maturities available for sale               $ (64,124) $ 27,587
    Deferred loss - included in fixed maturities
       available  for sale                               $  (3,662)     -

(2) Pay variable, receive variable rate - notional amount      -    $300,000
    Average pay rate                                           -        5.85%
    Average receive rate                                       -        6.42%
    Amount included in net investment income             $  (1,251) $  6,781
    Fair value                                                -     $(14,550)
    Carrying value - unrealized gain (loss) included in
       fixed maturities available for sale                    -     $(14,550)
    Deferred loss - included in fixed maturities
       available for sale                                $  (6,952)     -

(3) Spread lock swap - notional amount                        -     $150,000
    Seven year swap spread                                    -        0.34%
    Amount included in net investment income             $     746      -
    Fair value                                                -     $    731
    Carrying value - unrealized gain (loss) included in
       fixed maturities available for sale                    -     $    731

1) The Company had thirty-six interest rate swap contracts with a notional amount $1,975,000 and twenty contracts with a notional amount of $775,000 as of December 31, 1995 and 1994, respectively, on which it pays a fixed rate of interest and receives variable rates based on the two, five, and ten year "constant maturity" treasury or swap rate. The variable rates are reset to current market levels at six month intervals. The objective of holding this class of derivatives is to reduce invested asset duration and better match the interest rates earned on medium to long-term (greater than two year maturity) fixed rate assets with the interest rates credited to policyholders. The Company has medium to long-term invested assets of approximately $8,624,000 and $5,600,000 in 1995 and 1994, respectively. For the majority of new and existing single premium deferred annuities, credited rates are reset annually. In addition, rates credited on annuity policies are closely correlated with longer term interest rates, e.g., five or ten year market interest rates. This derivative class allows the Company to swap the fixed interest rates received on the medium to long-term fixed rate invested assets for a variable rate which is better correlated with rates credited to policyholders. This reduces the Company's risk in rising interest rate environments by providing investment income to cover higher competitive credited rates.

2) In 1994, the Company had six interest rate swaps contracts with a notional amount of $300,000 on which it paid a variable rate of interest based on the six month LIBOR and received a variable rate based on the ten year swap rate minus 1.50%. The objective of holding this class of derivatives is to better match the interest rates earned on short term and floating rate assets with the interest credited to policyholders. The Company had approximately $850,000 of invested assets where the Company received interest income based on interest rates closely correlated with short-term LIBOR. This derivative class allowed the Company to swap variable interest income received on short term and floating rate assets for a variable rate which was better correlated with rates credited to policyholders.

During 1995, certain swaps were sold as part of the Company's overall tax planning strategy. The Company unwound one pay fixed and six pay variable interest rate swap contracts with a notional amount of $350,000. In 1992 the Company unwound 3 contracts with a notional amount of $300,000. The resulting loss of $10,691 in 1995 and the gain of $16,230 in 1992 were deferred and amortized over the original remaining terms of the contracts, in accordance with hedge accounting. The following table summarizes the deferred gain (loss) amounts included in the consolidated balance sheet and the expected recognition of income by year:

                                                 December 31,
                                              1995          1994
Amounts expected to be includes in net
 invested income:
 Within one year                           $  (1,861)     $  4,720
 Within one to five years                     (7,862)          891
      Total                                $  (9,723)     $  5,611

During 1993, the Company unwound interest rate swap contracts with a notional amount of $200,000. The swaps were unwound when the associated liabilities no longer existed, resulting in a loss of $16,193, which was recognized immediately.

3) In 1993, the Company entered into a $150,000 notional "spread lock" that terminated in 1995. The Company received/(paid) the present value of the seven year swap if corporate spreads widened/(compressed) above/(below) the seven year swap spread of 26 basis points based on the 7.5% U.S. Treasury note maturing November 15, 2001. As the result of the termination, the Company recognized income of $746 during 1995. The objective of this derivative was to reduce the exposure of the Company's fixed maturity investments to widening corporate spreads. The value of the Company's corporate bond portfolio decreased as corporate spreads widened. The Company's spread lock swap increased in value as spreads widened and thus reduced the Company's risk.

Interest rate caps
The Company had seven interest rate caps with a $450,000 notional amount and six interest rate caps with a $400,000 notional amount as of December 31, 1995 and 1994, respectively. These contracts are indexed to either the three month LIBOR, or to the two or five year constant maturity swap (CMS) rates. Under these contracts, the Company has paid a premium for the right to receive payments when the index rises above a predetermined level, i.e., the strike rate. The objective of holding these derivatives is to reduce the Company's risk in rising interest rate environments by providing additional investment income to cover higher competitive interest credited rates on policy liabilities.

The following table summarizes the interest rate caps, their notional amounts, their weighted average strike and index rates as of the reporting period date, and their effects on the consolidated balance sheets and income statements. The majority of caps mature in 1997 and 1999. The fair values of the interest rate caps are obtained from dealer quotes. These values represent the estimated amounts the Company would receive or pay to terminate the contracts, taking into account current interest rates and, when appropriate, the current credit-worthiness of the counterparties.

                                                                 December 31,
                                                              1995        1994
Interest rate caps:
Index: three month LIBOR - notional amount                 $ 200,000   $200,000
  Weighted average strike rate                                 8.50%      8.50%
  Weighted average current index                               5.63%      6.44%
  Amortization expense included in net investment income   $    (648)  $   (649)
  Fair value                                               $      46   $  2,698
  Carrying value                                           $   1,254   $  1,903
  Unrealized gain (loss) included in fixed maturities AFS  $  (1,208)  $    795

Index: two year CMS - notional amount                      $ 150,000   $100,000
  Weighted average strike rate                                 7.60%      7.25%
  Weighted average current index                               5.28%      7.91%
  Amortization expense included in net investment income   $  (1,305)  $   (144)
  Fair Value                                               $   1,001   $  4,930
  Carrying value                                           $   5,269   $  5,001
  Unrealized gain (loss) included in fixed maturities AFS  $  (4,268)  $    (71)

Index: five year CMS - notional amount                     $ 100,000   $100,000
  Weighted average strike rate                                 8.26%      7.93%
  Weighted average current index                               5.66%      7.83%
  Amortization expense included in net investment income   $    (564)  $    (38)
  Fair value                                               $     414   $  2,806
  Carrying value                                           $   2,232   $  2,800
  Unrealized gain (loss) included in fixed maturities AFS  $  (1,818)  $      6

During 1993, the Company sold interest rate caps with notional amounts of $300,000, resulting in realized losses of $4,082. In 1993, due to an other than temporary decline in value, the Company reduced the carrying value of the remaining interest rate caps by $2,000 resulting in a realized loss.

Trading Instruments
During 1995, a $50,000 notional current coupon mortgage swap matured. The Company paid a total return of a seven year swap to receive the total return of a current coupon, thirty year FNMA pass-through mortgage backed security plus
 .40%. The swap reset to market levels at two month intervals. The objective of the strategy was to replicate a position in FNMA pass-throughs with an enhanced return.

The following table summarizes the current coupon mortgage swap and the effects on the consolidated balance sheets and income statements. The swap matured in 1995. The fair value represents the estimated amount the Company had paid to terminate the contracts in 1994, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties.

                                                                 December 31,
                                                               1995       1994
Current coupon mortgage swap:
 Notional amount                                                -      $ 50,000
 Pay rate at reporting date                                     -         8.05%
 Receive rate at reporting date                                 -         8.90%
 Amount included in net investment income                       -      $    455
 Amount included in net realized investment gains (losses)   $ (860)   $    (28)
 Fair value                                                     -      $    153


(5)  Fair Value of Financial Instruments

Estimated fair values of the Company's investments in fixed maturities, equity securities and derivative financial instruments are set forth in Note 4. Estimated fair values, methods and assumptions of the Company's other financial instruments are set forth below.

(a) Mortgage loans
For purposes of estimating fair value, mortgage loans are segregated into commercial real estate loans and residential mortgages. The fair value of commercial real estate loans is calculated by discounting scheduled cash flows through the stated maturity using estimated market rates. The estimated market rate is based on the five year prime mortgage rate. The fair value of residential mortgages is estimated by discounting contractual cash flows adjusted for expected prepayments using an estimated discount rate. The discount rate is an estimated market rate adjusted to reflect differences in servicing costs, and the expected prepayments are estimated based upon Company experience.

Mortgage loans are summarized as follows:

                                             December 31, 1995
                                             Average      Estimated   Estimated
                                 Carrying   Historical    Discount       Fair
                                  Value       Yield         Rate        Value

Commercial real estate loans    $ 39,500        9.4%         7.5%      $ 40,351
Residential mortgages             35,005       13.6%         7.5%        39,346

                                             December 31, 1994
                                             Average      Estimated   Estimated
                                 Carrying   Historical    Discount       Fair
                                  Value       Yield         Rate        Value

Commercial real estate loans    $ 87,000        9.4%         8.3%     $ 89,795
Residential mortgages             42,452       13.7%         8.3%       49,003

The weighted average maturities (which may be different from the stated maturities) for the cash flows used in deriving the estimated fair values for commercial real estate loans and residential mortgages are 0.3 years and 2.3 years, respectively, at December 31, 1995, and 1.3 years and 2.7 years, respectively, at December 31, 1994.

(b) Policy Loans
The carrying value of policy loans approximates fair value at December 31, 1995 and 1994.

(c) Policy Liabilities
The fair value of deposit liabilities with no stated maturity is equal to the amount payable on demand. The Company considers its policy liabilities to be similar to deposit liabilities.

The carrying value and estimated fair value of the policy liabilities at December 31, 1995 were $10,084,392 and $9,650,113, respectively. The carrying value and estimated fair value of the policy liabilities at December 31, 1994 were $9,344,044 and $8,961,971, respectively.

(6) Employee Benefit Plans
Keyport employees and certain employees of Liberty Financial are eligible to participate in the Liberty Financial Companies, Inc. Pension Plan (the "Plan"). Under the Plan, all employees are vested after five years of service. Benefits are based on years of service, the employee's average pay for the highest five consecutive years during the last ten years of employment, and the employee's estimated social security retirement benefit. The Company's funding policy is to contribute the minimum required employer contribution under the Employee Retirement Income Security Act of 1974. The Company may, from time to time, increase its employer contributions beyond the minimum amount, but within IRS guidelines.

Changes in prior service costs are amortized over the expected future service periods of active participants expected to receive benefits under the Plan as of the date such costs are first recognized. Cumulative net actuarial gains and losses in excess of a corridor amount are amortized over the expected future service periods of active participants expected to receive benefits under the Plan.

The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated balance sheets. Substantially all of the Plans' assets are invested in mutual funds sponsored by an affiliated company.

                                                              December 31,
                                                            1995        1994
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including
    vested benefits of $6,082 and $4,197                  $ 6,915     $ 5,025

  Projected benefit obligation for service to date        $ 9,185     $ 6,523
  Plan assets at fair value                                (5,703)     (4,459)
  Projected benefit obligation in excess of Plan assets     3,482       2,064
  Unrecognized net actuarial loss                          (1,740)       (227)
  Prior service cost not yet recognized in net periodic
    pension cost                                             (206)       (660)

  Accrued pension cost                                    $ 1,536     $ 1,177

                                                     Year Ended December 31,

                                                     1995      1994     1993

Pension cost includes the following components:
  Service cost benefits earned during the period    $ 541     $ 532    $ 392
  Interest cost on projected benefit obligation       603       534      423
  Actual return on Plan assets                       (999)       63     (185)
  Net amortization and deferred amounts               600      (338)     (88)

  Net periodic pension cost                         $ 745     $ 791    $ 542

The assumptions used to develop the actuarial present value of the projected benefit obligation, and the expected long-term rate of return on Plan assets are as follows:

                                                   Years Ended December 31,
                                                  1995      1994      1993

Discount rate                                     7.25%     8.25%     7.25%
Expected long-term rate of return on assets       8.50%     8.50%     8.50%
Rate of increase in compensation levels           5.25%     5.25%     5.25%

The Company also provides a savings and investment plan with a matching savings program containing several investment options for which substantially all employees are eligible. In addition, the Company has a non-qualified deferred compensation plan for certain employees.

(7) Deferred Policy Acquisition Costs and Value of Insurance In Force

The amounts of policy acquisition costs deferred and amortized are summarized below:

                                                      Year Ended December 31,
                                                     1995       1994       1993

Balance, beginning of year                        $ 439,232 $ 262,646 $ 211,330

 Additions:
  Policy acquisition costs deferred during period:
   Commissions                                       70,484    82,626    81,515
   Other expenses                                    12,687     8,400    10,019
    Total deferrals                                  83,171    91,026    91,534

   Adjustments for unrealized investment losses        -      135,059       -
   Adjustments for realized investment losses         2,220     2,675       785
    Total additions                                  85,391   228,760    92,319

 Deductions:
   Amortization expense                             (58,541)  (52,174)  (41,003)
   Adjustments for unrealized investment gains     (286,410)      -         -
    Total deductions                               (344,951)  (52,174)  (41,003)

Balance, end of year                              $ 179,672 $ 439,232 $ 262,646

The value of insurance in force is summarized below:

                                                    Year Ended December 31,
                                                  1995       1994       1993

Balance, beginning of year                     $ 139,221  $ 101,036   $ 115,824
 Additions:
  Value of insurance purchased                     -          1,479       7,522
  Interest accrued on unamortized balance          4,578      4,994       6,124
  Adjustments for unrealized investment losses     -         53,344        -
  Adjustments for realized investment losses       -            351          65
    Total additions                                4,578     60,168      13,711

 Deductions:
  Amortization expense                           (14,057)   (21,983)    (28,499)
  Adjustments for unrealized investment gains    (85,803)      -           -
    Total deductions                             (99,860)   (21,983)    (28,499)

Balance, end of year                           $  43,939  $ 139,221   $ 101,036

Interest is accrued on the unamortized value of insurance in force balance at the contract rate of 5.58%, 5.49% and 6.01% for the years ended December 31, 1995, 1994 and 1993, respectively.

Estimated net amortization expense of the value of insurance in force as of December 31, 1995, is as follows: 1996 - $7,747; 1997 - $8,169; 1998 - $7,218;
1999 - $6,648; 2000 - $6,199; and thereafter - $40,417.

(8)   Federal Income Taxes

The provision for federal income taxes, computed under the asset and liability method, is summarized as follows:

                                                 Year Ended December 31,
                                                1995      1994      1993

Current                                       $37,746   $18,118   $24,878
Deferred                                          585    13,933     3,832

Federal income tax expense                    $38,331   $32,051   $28,710

A reconciliation of federal income tax expense as recorded in the accompanying consolidated statements of operations with expected federal income tax expense computed at the applicable federal tax rate of 35% is as follows:

                                                       Year Ended December 31,
                                                      1995      1994      1993

Expected income tax expense                         $37,779   $33,347   $30,347
Increase (decrease) in income taxes resulting from:
  Nontaxable investment income                       (1,737)   (2,099)   (2,189)
  Amortization of goodwill                              396       396       396
  Other, net                                          1,893       407       156

    Actual federal income tax expense               $38,331   $32,051   $28,710

In August 1993, the Omnibus Budget Reconciliation Act of 1993 was enacted. This law increased the Company's top marginal tax rate to 35% from 34% retroactive to January 1, 1993. The effect of this change in tax rates on the Company's consolidated financial statements was not material.

The components of deferred federal income taxes are as follows:

                                                              December 31,
                                                            1995         1994

Deferred tax assets:
  Policy liabilities                                    $ (140,971)  $ (127,558)
  Excess of tax over book bases - investments                 -         (69,039)
  Guaranty association fees                                 (7,679)      (8,642)
  Net operating loss carryforward                           (3,041)      (3,573)
  Deferred gain on interest rate swap agreements              (312)      (1,964)
  Other                                                     (1,039)      (3,914)
      Total deferred tax assets                           (153,042)    (214,690)

Deferred tax liabilities:
  Excess book over tax basis - investments                 130,530         -
  Deferred policy acquisition costs                         44,468      137,909
  Value of insurance inforce and intangibles                 7,152       34,420
  Deferred loss on interest rate swap agreements             3,715         -
      Total deferred tax liabilities                       185,865      172,329

      Net deferred federal income tax liability (asset)  $  32,823   $  (42,361)

The Company believes that is more likely than not that the Company will realize the benefits of the total deferred tax assets and, accordingly, believes that a valuation allowance with respect to the realization of the total deferred tax assets is not necessary. While there are no assurances that this benefit will be realized, the Company expects that the net deductible amounts will be recoverable through the reversal of taxable temporary differences, taxes paid in the carryback period, tax planning strategies, and future expectations of taxable income.

As of December 31, 1995 and 1994, the Company had approximately $8,688 and $10,208 respectively, of net operating loss carryforwards relating to Independence Life's operations prior to the acquisition by the Company. These operating loss carryforwards are limited to use against future taxable profits of Independence Life and expire through 2006.

Income taxes paid were $44,694, $28,811, and $17,722 for the years ended December 31, 1995, 1994 and 1993, respectively.

(9)   Statutory Information and Dividend Restrictions

Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ from GAAP. In converting to GAAP, adjustments to the Company's statutory amounts include: the deferral and amortization of the costs of acquiring new policies, such as commissions and other issue costs; the deferral of federal income taxes; the recognition as revenues of premiums for investment-type products for statutory purposes but as deposits to policyholders' accounts under GAAP. In addition, different assumptions are used in calculating policyholder liabilities, different methods are used for calculating valuation allowances for statutory and GAAP purposes, and the Company's realized gains and losses on fixed income investments due to interest rate changes are not deferred for GAAP. Statutory surplus and statutory net income are presented below:

                                              Year Ended December 31,
                                            1995       1994       1993

Statutory surplus                        $ 535,179  $ 546,440  $ 517,181
Statutory net income                        25,689     24,871     65,315

The maximum amount of dividends which can be paid by the Company without prior approval of the Insurance Commissioner of the State of Rhode Island is subject to restrictions related to statutory surplus and statutory net gains from operations. As of December 31, 1995, such restriction would limit dividends to approximately $34,604. The Company has not paid dividends since the acquisition by Liberty Mutual.

(10) Transactions with Affiliated Companies

As of December 31, 1995 and 1994, the Company had $39,500 and $87,000, respectively, of commercial real estate loans of affiliated investment partnerships. These mortgages are unconditionally guaranteed by Liberty Mutual.

The Company reimbursed Liberty Financial and certain affiliates for expenses incurred on its behalf for the years ended December 31, 1995, 1994 and 1993. These reimbursements included corporate general and administrative expenses, corporate overhead, such as executive and legal support, and investment management services. The total amounts reimbursed were $7,626, $7,345 and $7,444 for the years ended December 31, 1995, 1994 and 1993, respectively.

During 1993 the Company received a $75,000 capital contribution from Liberty Financial.

(11) Commitments and Contingencies

The Company leases data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2001. Rental expense amounted to $3,221, $3,011 and $3,042 for the years ended December 31, 1995, 1994 and 1993, respectively. For each of the next five years, and in the aggregate, as of December 31, 1995, the following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year:

          1996                                    $ 3,211
          1997                                      2,641
          1998                                      2,491
          1999                                      2,347
          2000                                      2,310
          Thereafter                                2,308

          Total minimum future rental payments    $15,308

Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years. In 1995, 1994 and 1993, the Company was assessed $8,143, $7,674 and $7,314, respectively. During 1995, 1994 and 1993, the Company recorded $2,000, $7,200, and $3,714, respectively, of provisions for state guaranty fund association expenses.

Based on information recently provided by the industry association with respect to aggregate assessments related to known insolvencies, the range of future assessments with respect to known insolvencies is estimated by the Company to be between $16,500 and $25,500, taking into account the industry association information as well as the Company's own estimate of its potential share of such aggregate assessments. At December 31, 1995 and 1994, the reserve for such assessments was $21,940 and $24,688, respectively.

The Company is contingently liable for certain structured settlements written by a subsidiary of Liberty Mutual and assigned to Keyport Life. The Company guarantees to the policyholder payment in the event of nonperformance. The loss contingency related to the structured settlements is approximately $160,000. In the opinion of management, the likelihood of loss is remote.

The Company is involved, from time to time, in litigation incidental to its business. In the opinion of management, the resolution of such litigation is not expected to have a material adverse effect on the Company's financial condition.

                                     PART C

Item 24. Financial Statements and Exhibits

     (a)  Financial Statements:
          Included in Part B:
          Keyport Life Insurance Company:
           Consolidated Balance Sheets - December 31, 1995 and 1994 Consolidated Statements of Operations for the years ended December 31, 1995, 1994 and 1993
           Consolidated Statements of Stockholder's Equity for the
               years ended December 31, 1995, 1994 and 1993
           Consolidated Statements of Cash Flows for the years
               ended December 31, 1995, 1994 and 1993
           Notes to Consolidated Financial Statements

     (b)  Exhibits:

     *    (1)  Resolution of the Board of Directors establishing Variable
               Account A

          (2)  Not applicable

     *    (3a) Principal Underwriter's Agreement

     *    (3b) Specimen Agreement between Principal Underwriter and Dealer

     * (4a) Form of Group Variable Annuity Contract of Keyport Life Insurance Company

     *    (4b) Form of Variable Annuity Certificate of Keyport Life Insurance
               Company

     *    (4c) Form of Tax-Sheltered Annuity Endorsement

     *    (4d) Form of Individual Retirement Annuity Endorsement

     *    (4e) Form of Corporate/Keogh 401(a) Plan Endorsement

     *    (5a) Form of Application for a Group Variable Annuity Contract

     *    (5b) Form of Application for a Group Variable Annuity Certificate

     *    (6a) Articles of Incorporation of Keyport Life Insurance Company

     *    (6b) By-Laws of Keyport Life Insurance Company

          (7)  Not applicable

     **   (8)  Form of Participation Agreement




     **   (9)  Opinion and Consent of Counsel


          (10) Consent of Independent Certified Public Accountants

          (11) Not applicable

          (12) Not applicable


     ***  (13) Schedule for Computations of Performance Quotations



     **   (14) Financial Data Schedule



     **   (15) Chart of Affiliations



     **   (16) Powers of Attorney



* Incorporated by reference to Registration Statement (File No. 333-1043; 811-7543) filed on or about February 16, 1996.



** Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement (File No. 333-1043; 811-7543) filed on or about August 22, 1996.



***  To be filed by amendment



Item 25. Directors and Officers of the Depositor.

Name and Principal                      Positions and Offices
Business Address*                       with Depositor
-------------------                     ----------------------

Kenneth R. Leibler, President           Director and Chairman of
Liberty Financial Companies Inc.        the Board
Federal Reserve Plaza, 24th Floor
600 Atlantic Avenue
Boston, MA  02110

F. Remington Ballou                     Director
B. A. Ballou & Company, Inc.
800 Waterman Avenue
East Providence, RI 02914

Frederick Lippitt                       Director
The Providence Plan
740 Hospital Trust Building
15 Westminster Street
Providence, RI 02903

Mr. Robert C. Nyman                     Director
Chairman and CEO
Nyman Mfg. Co.
275 Ferris Avenue
E. Providence, RI 02910-1001

John W. Rosensteel                      President, Chief Executive Officer and
                                        Director

John E. Arant, III                      Senior Vice President and Chief Sales
                                        Officer

Bernard R. Beckerlegge                  Senior Vice President and General
                                        Counsel

Paul H. LeFevre, Jr.                    Senior Vice President and Chief
                                        Financial Officer

Francis E. Reinhart                     Senior Vice President and Chief
                                        Administrative Officer

Bruce J. Crozier                        Vice President and Chief Actuary

William L. Dixon                        Vice President, Compliance and Assistant
                                        Secretary

Jacob M. Herschler                      Vice President, Strategic Marketing

Kenneth M. Hughes                       Vice President, National Director of
                                        Bank Sales

James J. Klopper                        Vice President, Counsel and Assistant
                                        Secretary

Leslie J. Laputz                        Vice President, Information Systems

Suzanne E. Lyons                        Vice President, Human Resources

Stewart R. Morrison                     Vice President and Chief Investment
                                        Officer

Deborah A. Re                           Vice President, Administrative
                                        Operations

Lee R. Roberts                          Vice President, Planning and Corporate
                                        Affairs

Mark R. Tully                           Vice President, National Director of
                                        Traditional Sales

Jeffrey J. Whitehead                    Vice President, Treasurer and Controller

Peter E. Berkeley                       Assistant Vice President, Human Resource
                                        Development

John G. Bonvouloir                      Assistant Vice President & Assistant
                                        Treasurer

Judith A. Brookins                      Assistant Vice President, Sales
                                        Promotion

Clifford O. Calderwood                  Assistant Vice President, Network
                                        Systems

Paul R. Coady                           Assistant Vice President, Marketing
                                        Systems

Alan R. Downey                          Assistant Vice President

Gregory L. Lapsley                      Assistant Vice President, Administrative
                                        Services (Rhode Island Operations)

Jeffrey J. Lobo                         Vice President, Risk Management

Scott E. Morin                          Assistant Vice President and Controller

Teresa M. Shumila                       Assistant Vice President, Administrative
                                        Operations

Ellen L. Wike                           Assistant Vice President, Systems
                                        Quality Assurance

Daniel Yin                              Assistant Vice President, Investments

Frederick Lippitt                       Assistant Secretary

*125 High Street, Boston, Massachusetts 02110, unless noted otherwise.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

     The Depositor controls the Registrant, KMA Variable Account, Keyport 401 Variable Account, Keyport Variable Account I, and Keyport Variable Account II, under the provisions of Rhode Island law governing the establishment of these separate accounts of the Company.

     The Depositor controls Keyport Financial Services Corp. (KFSC), a Massachusetts corporation functioning as a broker-dealer of securities, through 100% stock ownership. KFSC files separate financial statements.

     The Depositor controls Keyport Advisory Services Corp. (KASC), a Massachusetts corporation functioning as an investment adviser, through 100% stock ownership. KASC files separate financial statements.

     The Depositor controls Independence Life and Annuity Company ("Independence Life")(formerly Keyport America Life Insurance Company), a Rhode Island corporation functioning as a life insurance company, through 100% stock ownership. Independence Life files separate financial statements.

     The chart for the affiliations of the Depositor is Exhibit 15.

Item 27. Number of Contract Owners.

     None

Item 28. Indemnification.

     Directors and officers of the Depositor and the principal underwriter are covered persons under Directors and Officers/Errors and Omissions liability insurance policies issued by ICI Mutual Insurance Company, Federal Insurance Company, Firemen's Fund Insurance Company, CNA and Lumberman's Mutual Casualty Company. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers under such insurance policies, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the variable annuity contracts, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

     Keyport Financial Services Corp. is also principal underwriter of the SteinRoe Variable Investment Trust and Keyport Variable Investment Trust, which offer eligible funds for variable annuity and variable life insurance contracts.

The directors and officers are:

Name and Principal                 Position and Offices
Business Address*                  with underwriter
-------------------                ---------------------
John W. Rosensteel                 President, Director and Chairman of the Board

Francis E. Reinhart                Director and Vice President, Administration

Lee R. Roberts                     Director

John E. Arant, III                 Vice President, Chief Sales Officer

William L. Dixon                   Vice President, Compliance Officer

Rogelio P. Japlit                  Treasurer

James J. Klopper                   Clerk

*125 High Street, Boston, Massachusetts 02110.

Item 30. Location of Accounts and Records.

     Keyport Life Insurance Company, 125 High Street, Boston, Massachusetts
02110.

Item 31. Management Services.

     Not applicable.

Item 32. Undertakings.

     (a) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

     (b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

     (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                                   SIGNATURES



     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Boston and State of Massachusetts, on this 15th day of October, 1996.



                                     VARIABLE ACCOUNT A
                               -----------------------------------
                                        (Registrant)




                         BY:  Keyport Life Insurance Company
                              ------------------------------------
                                        (Depositor)



                         BY:  /s/ John W. Rosensteel*
                              ------------------------------------
                                         John W. Rosensteel
                                         President




*BY: /s/ James J. Klopper                  October 15, 1996
     ----------------------         -------------------------------
     James J. Klopper                   Date
     Attorney-in-Fact





* James J. Klopper has signed this document on the indicated date on behalf of Mr. Rosensteel pursuant to power of attorney duly executed by him and included as part of Exhibit 16 in Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 filed on or about August 22, 1996 (File No. 333-1043; 811-7543).

     As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


/s/ Kenneth R. Leibler*                      /s/ John W. Rosensteel*
------------------------                     --------------------------
Kenneth R. Leibler                           John W. Rosensteel
Director and Chairman of the Board President
                                             (Principal Executive Officer)


/s/ F. Remington Ballou*                     /s/ Paul H. LeFevre, Jr.*
------------------------                     --------------------------
F. Remington Ballou                          Paul H. LeFevre, Jr.
Director                                     Senior Vice President
                                             (Chief Financial Officer)

/s/ Frederick Lippitt*
------------------------
Frederick Lippitt
Director


/s/ Robert C. Nyman*
------------------------
Robert C. Nyman
Director


/s/ John W. Rosensteel*
------------------------
John W. Rosensteel
Director



*BY: /s/ James J. Klopper                         October 15, 1996
     ----------------------                  -------------------------
     James J. Klopper                        Date
     Attorney-in-Fact




* James J. Klopper has signed this document on the indicated date on behalf of each of the above Directors and Officers of the Depositor pursuant to powers of attorney duly executed by such persons and included as Exhibit 16 in Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 filed on or about August 22, 1996 (File No. 333-1043; 811-7543).

                                  EXHIBIT INDEX

Item                                                                        Page
----                                                                        ----



(10) Consent of Independent Certified Public Accountants







96013.4